Owens-Illinois 2001 Annual Report

O-I

owens-illinois

packaging solutions-everywhere, everyday

0A


OB


OC

Profile

With operations on five continents, Owens-Illinois is one of the world's leading manufacturers of packaging products. We are the largest manufacturer, the low-cost producer, and the leader in technology in most of the major market segments we serve. Our leadership position is built on our daily pursuit of innovation — developing packaging solutions for customers throughout the world. Because of our longstanding customer relationships and our leadership in technology, we are well positioned to grow with the product development activities of our broad base of blue chip customers.

Glass Containers

Owens-Illinois is the largest manufacturer of glass containers in North America, South America, Australia, and New Zealand, and one of the largest in Europe. Approximately one of every two glass containers made worldwide is manufactured by O-I, our affiliates, or our licensees.

- 2001 net sales: $3.6 billion (66% of company-wide net sales)
- O-I is the leading glass container manufacturer in 17 of the 19 countries where we compete and the sole manufacturer in eight of those countries.
- Technology network: 24 companies in 24 countries.
- Principal end-uses: malt beverages including beer and ready-to-drink low-alcohol refreshers, food, tea, juice, liquor, wine, pharmaceuticals.

Plastics Packaging

O-I is a leading North American supplier of plastics packaging including consumer products (blow-molded containers, injection-molded closures and dispensing systems), and prescription containers. As such, we are one of the few suppliers able to provide customers with a total package consisting of both container and closure. The company also has plastics packaging operations in South America, Europe, Australia, and New Zealand.

- 2001 net sales: $1.8 billion (34% of company-wide net sales)
- Technology network: 24 companies in 14 countries.
- Principal end-uses: the leading North American plastics packaging supplier in each of four end-use categories: food and beverage products (excluding soft drinks and water); household, chemical, and automotive fluid products; personal care items; health care products.

Contents

Highlights

Key developments are creating a favorable environment for our core operations in glass and plastics packaging. These include:

- **Increased worldwide demand** for our products, as our customers benefit from growth in existing markets as well as successful new products.
- **Lower cost structures** resulting from restructuring and capacity realignments that we've undertaken over the past two years.
- **Improving supply-demand dynamics**, especially for our North American glass container operations.
- **Moderating energy costs**, as prices have declined from the unusually high levels reached in late 2000 and early 2001.
- **Reduced currency volatility**, which would help year-over-year comparisons as reported in U.S. dollars by our international operations.

Our operating results began improving on a year-over-year basis, starting in the third and fourth quarters of 2001, due in part to these favorable developments.

A strategic acquisition of glass container operations in Canada enhanced our ability to meet growing demand in North America. Synergy savings are being achieved, and we expect these recently acquired operations to be accretive to earnings in 2002.

Interest expense decreased in 2001, reflecting a sharp decline in short-term rates and a significant reduction in our outstanding debt.

Our total debt declined to the lowest year-end level since 1997, as we utilized proceeds from the sale of non-core businesses to reduce borrowings.

Investors responded strongly to a $1 billion sale of seven-year notes by our Owens-Brockway Glass Container Inc. subsidiary in January 2002. The transaction extends our average debt maturity, reduces exposure to interest rate fluctuations, and enhances our future refinancing profile.

Systematic investments in technology and equipment support our strategy to be the leading supplier in virtually all of the major market segments we serve.

Our blue-chip customer base includes many of the world's largest users of glass containers and plastics packaging products.

Recognizing our global leadership, our blue-chip customers turn to Owens-Illinois on an everyday basis as their primary source of packaging solutions around the world.

Financial Highlights

Millions of dollars, except per share amounts

Summary of Financial Data (a)	2001	2000
Revenues	$6,013.3	$5,814.8
EBIT (b)	1,074.3	62.6
Net interest expense	407.1	454.2
Earnings (loss) before extraordinary items	360.7	(269.7)
Net earnings (loss)	356.6	(269.7)
Diluted earnings per share:		
Earnings (loss) before extraordinary items	2.33	(2.00)
Net earnings (loss)	2.30	(2.00)
Capital expenditures	531.9	481.4
Depreciation	403.2	412.6
Amortization of excess cost and intangibles	120.6	126.8
Total debt	5,400.9	5,849.8
Total share owners' equity	$2,151.8	$1,833.0
Shares outstanding at year-end	146,478,948	144,954,443
Weighted diluted average shares for the year	145,660,602	145,983,475

(a) Financial data for both 2001 and 2000 includes unusual items. The net effect of these unusual items, on a diluted basis, was a increase of $1.11 per share in 2001 and a decrease of $3.45 per share in 2000.

(b) EBIT is comprised of earnings before interest income, interest expense, provision for income taxes, minority share owners' interests in earnings of subsidiaries, and extraordinary charges.

After operating under very challenging conditions during the past three years, we are now beginning to benefit from a number of key developments. These favorable factors, some of which began to emerge during the second half of 2001, are creating a positive outlook for our businesses in 2002 and beyond. Some of the key reasons for our improved outlook are highlighted below.



Joseph H. Lemieux
Chairman and Chief Executive Officer

Growing unit volumes. With growth from existing markets as well as from successful product introductions by major customers, our worldwide packaging businesses are benefiting from increased demand.

Lower cost structures. As a result of major restructuring and capacity realignment initiatives in 2000 and 2001, we have reduced fixed costs, increased productivity, and improved our competitive position.

Improved market dynamics. Due to the emergence of new opportunities for glass packaging, our North American glass container operations are benefiting from improving supply-demand conditions.

Moderating energy costs. After unusually large increases beginning late in 2000, energy costs declined in the second half of 2001 and are expected to be below prior-year levels through most of 2002.

Reduced currency volatility. Recent results of our international operations, as reported in U.S. dollars, have been hurt by weak foreign currencies. We believe that key foreign currencies are now stabilizing, providing an improved environment for year-over-year comparisons.

We believe that these positive developments are a well-earned reward for our resolve, despite the adverse conditions of recent years, to stick to our strategy of being the leading supplier in virtually all of the major market segments that we serve. This leadership position is built on our daily pursuit of innovation - delivering value-added packaging solutions to customers throughout the world. As a measure of our commitment to this strategy, we have invested, over the past five years alone, more than $2.3 billion in capital expenditures, excluding acquisitions, and $342 million for research, development, and engineering. Our return on this investment is a continuing stream of cost, quality, productivity, and product design advantages that we have achieved through technology.

Blue Chip Customers

Because of our global leadership we have established preferred supplier relationships with many of the world's blue chip producers of food, beverage, household, personal care, and pharmaceutical products. These longstanding customer relationships, combined with our leadership in technology, make us a preferred supplier for new products, giving us the opportunity to grow through the product development activities of our multi-national customers.

Our leadership in technology also has enabled us to build global licensing networks that provide additional avenues for participation in the worldwide growth of the packaging industry. We license our proprietary glass container technology to 24 companies in 24 countries and have technical assistance agreements in plastics packaging with 24 companies in 14 countries. These licensee networks provide a stream of revenues to support our ongoing development activities. They also enable us to share best practices in manufacturing productivity and product innovation across the entire company and throughout the worldwide licensee networks.

Our North American glass, international glass, and plastics packaging operations each generates about one-third of our sales and cash flow. This represents a well balanced portfolio of businesses — some of which, such as North American glass, are capable of generating strong cash flow, while others, such as many of our international glass and plastics operations, have good growth potential.

Investing in Productivity

Glass container production in the United States and Canada is in the final stages of a long consolidation process, with only three principal manufacturers today compared with nearly 30 separate glass container producers 25 years ago. Our position as the leading producer is the result of consistent improvements in productivity that have enabled us to significantly outpace our competitors. Over the last 10 years, we have more than doubled our overall glass container labor and machine productivity in the U.S. We continue to achieve productivity improvements, both in North America and around the world, through our ongoing investments in glass container technology.

In the U.S. and Canada we produce bottles for product categories in which glass holds a strong position versus other packaging materials because of premium image, shelf life, cost and other economic considerations. Major product conversions from glass, such as soft drinks and isotonic beverages, are now largely behind us. Other products that may convert are relatively small and should be offset by growth in wine and malt beverages including beer and ready-to-drink low-alcohol refreshers.

Beer is by far the largest product category for glass containers in the U.S. and Canada. This has been a growing market due in part to a continuing shift by brewers from cans to glass. In 2001, glass captured 45% of the packaged beer segment in the United States, up from only 32% in 1991. Based on discussions with major customers, we believe that this trend will continue. The U.S. beer industry also expects to experience increased demand over the next several years due to favorable demographic trends.

New Source of Demand

At the same time, the introduction of a new category, ready-to-drink low-alcohol refreshers, or "malternatives," has created a significant new source of demand for glass containers in the U.S. and Canada. The popularity of these new products has improved supply-demand conditions for glass containers. We expect this to have an especially positive impact in 2002 because of moderating energy costs. Natural gas prices were well above prior-year levels during the first half of 2001 but moderated in the second half. Going forward, we expect a significant reduction in year-over-year energy costs for most of 2002.

In the context of these favorable market conditions, our acquisition of glass container assets in Canada last October has been especially opportune. These assets include six manufacturing plants of Consumers Glass, the only Canadian producer, with annual sales of approximately U.S. $300 million.

We were able to acquire these assets as part of a court-approved restructuring plan. While it will take several years to bring them up to our productivity standards, we are already achieving anticipated synergy savings and the acquisition will be accretive to earnings in 2002. All in all, we expect significant earnings and cash flow improvement from our U.S. and Canadian glass businesses going forward.

International Growth

Our strong glass container position in the U.S. and Canada is mirrored by our international operations. We are the leading producer in 17 of the 19 countries where we manufacture glass and the only producer in eight of those countries. Demand in these international markets continues to grow, driven by several long-term factors - the growing popularity and availability of branded, prepackaged foods and beverages, the conversion of returnable bottles to recyclable glass bottles, and the growth of several regional wine industries, especially in Australia and Italy.

In addition, demographic and economic trends in certain developing regions are creating a favorable environment for long-term growth in demand for glass containers. These areas include portions of South America, Eastern and Central Europe, and the Asia Pacific region, where per capita use of glass containers is relatively low but growing.

As measured in U.S. dollars, the growth of our international businesses has been hurt over the past two years because of the relative weakness of foreign currencies, especially the euro and the Australian dollar. We believe that these currencies have now stabilized, which should enable us to report good growth in U.S. dollar-denominated sales and cash flow going forward.

Value-Added Technology

While plastics packaging is a larger and more diverse industry than glass containers, our concentration at Owens-Illinois is on products and end-use markets where we believe that we can add value through technology. With expertise in a wide range of plastics manufacturing processes, we are one of the few suppliers with the capability to provide customers with a total package including both container and closure.

In pursuing growth opportunities, our plastics operations focus on end-uses where customers seek distinctive and functional packaging to differentiate and enhance their products. In so doing, we have established ourselves as the leading North American plastics packaging supplier in each of four end-use categories: food and beverage products, excluding soft drinks and water; household, chemical, and automotive fluid products; personal care items; and health care products.

Our strategy involves leveraging our technical strengths to gain a competitive advantage and generate profitable growth. For food and beverage customers, we are developing multi-layer technologies that allow the use of post-consumer recycled plastics while providing improved oxygen and carbon dioxide barriers. We also are developing new tamper-evidence technologies for closures.

For household, chemical, and automotive fluid products, we are developing high-productivity blow-molding processes that are also capable of incorporating post-consumer recycled plastics into the containers. For personal care products, we are developing blow-molding processes that offer both high productivity and the flexibility required to accommodate the wide range of container shapes and sizes that characterize this market. We also focus on innovative dispensing systems for personal care items.

To serve the health care market, which is our best growth market for plastics packaging, we are putting into place a nationwide network of FDA-approved clean room manufacturing facilities. We also are developing new container barrier technologies to improve the shelf life of pharmaceutical products, and we are building on our leadership position in the design and manufacture of child-resistant closure systems.

Dependable Cash Flow

Because of our market and technology leadership, we have consistently generated substantial cash flows, an important factor in our ability to manage asbestos-related liabilities. In addition, due to Owens-Illinois' minor involvement, its exposure to asbestos-related litigation is limited. A former business unit of the company was a minor producer of an asbestos-containing insulation material that was used only in specialized high-temperature industrial applications. Perhaps most important is the fact that Owens-Illinois exited that business 44 years ago. As a result, the number of claimants who may have been exposed to an Owens-Illinois manufactured product prior to the 1958 exit is much smaller than the number of potential claimants for many other defendant companies which continued in that business well beyond 1958.

The company expects that its asbestos-related payments will be moderately lower in 2002 compared to 2001. In 2002, the company will continue to evaluate trends to determine whether further adjustment of the asbestos-related liabilities is appropriate. For additional information on asbestos-related matters, see pages 46-47.

We continue to focus on a variety of initiatives to improve cash flow by reducing working capital. Although we made progress in this area last year, we believe there are opportunities for significant additional improvement in 2002. In addition, with several major projects now completed, we expect capital expenditures to decline in 2002.

Financial Flexibility

We have made considerable progress toward our continuing goal of improving financial flexibility. Total debt was reduced by approximately $450 million during 2001, principally with proceeds from the sale of businesses that were not part of our core glass and plastics packaging operations. As of December 31, 2001, total debt was $5.4 billion, the lowest year-end level since 1997.

We benefited from the steep decline in short-term interest rates during 2001, as the U.S. Federal Reserve and other central banks moved aggressively to ease monetary policy. With more than 60% of our outstanding debt allocated to bank credit facilities, which are tied to floating short-term rates, these actions helped reduce our interest expense during 2001. At the same time, however, we recognize that credit markets fluctuate and that short-term rates have fallen to unusually low levels by historical standards. From a longer-term perspective, therefore, one of our objectives has been to reduce our exposure to short-term floating-rate debt by replacing part of it with longer-maturity, fixed-rate securities.

Early in 2002, we were able to take a major step toward that objective with the sale by our Owens-Brockway Glass Container Inc. subsidiary of $1 billion in seven-year Senior Secured Notes in the private placement market. Proceeds from the sale were used to reduce floating-rate borrowings by Owens-Brockway under its bank credit facility.

I believe that the success of this offering reflects an increasingly positive perception by capital markets of the dependability of our cash flows. With short-term rates at historically low levels, this transaction will increase our interest expense in the months ahead. However, it significantly extends our average debt maturity, reduces our exposure to rate fluctuations, and enhances the future refinancing profile of the company.

Packaging Solutions

In closing, I want to give special recognition to the people of Owens-Illinois for their outstanding contributions. It is through their efforts that we have earned the recognition of blue chip customers around the world as their everyday source of packaging solutions.

On behalf of all of us at Owens-Illinois, I also want to thank our fellow share owners for their continuing support, especially during the challenges of the past three years. By sticking to our strategy during these difficult times, we have placed ourselves in an excellent position to meet the growing demands of our worldwide customers and create value for our share owners.

Joseph H. Lemieux

Chairman and Chief Executive Officer

glasscontainerpackagingsolutions

Ever since Michael J. Owens invented the first automatic bottle-making machine at the turn of the twentieth century, glass has changed the way consumers receive packaged goods.

Glass allows consumers to see and trust the freshness of the products inside. Glass can convey a unique image through custom shapes and designs. Glass keeps products cold and fresh longer than other packaging. For these reasons and more, glass continues to move products off store shelves all over the world.

In fact, worldwide shipments by Owens-Illinois and its affiliates averaged approximately 100 million glass containers a day in 2001. Our products literally touch the lives of millions all over the world, every day.

O-I is the market leader in 17 of the 19 countries where we manufacture glass and the only producer in eight of those countries. In fact, approximately one of every two glass containers made worldwide is manufactured by O-I, our international affiliates, or our licensees.

With 68 facilities worldwide, Owens-Illinois has established itself as the recognized global leader in glass manufacturing. Through our continued pursuit of improved quality, increased productivity, reduced bottle weights, lower energy consumption, and outstanding service and design capabilities, we intend to keep it that way.

1. Ready-to-drink low-alcohol refreshers such as Smirnoff Ice have become an important new source of demand for glass containers.

2. Campbell Soup Company teamed up with Owens-Illinois to introduce new Prego Pasta Bake Sauce, which allows consumers to bypass pre-cooking pasta noodles before baking a casserole.

3. In May 2001 we helped launch Sunny, the first fruit-based beverage packaged in non-refillable glass bottles in Ecuador. Since then, the ready-to-drink beverage has grown rapidly in consumer popularity.

4. Thanks to its glass container forming technology, O-I reached new levels of product quality in 2001 in containers supplied to Gerber Products.

Owens-Illinois
Product Segment Sales for 2001

- Glass Containers
- Plastics Packaging
- Other


66%
$3.6 billion

1

2


Prego
New! Prego
Pasta Bake
Sauce
No Need to Pre-Cook Pasta!


MARTINI
SMIRNOFF
TZER
FRIDAY'S
Snapple
Banana
Strawberry
Graduates
Huevos de Codorniz
30%
KONCENTRAT
PERA
HEINZ



3

4

plasticspackagingsolutions

Since the first Owens-Illinois plastic bottles were produced in 1958, our plastics packaging operations have grown dramatically and now account for a third of our company-wide net sales.

Because of our expertise across a broad range of packaging systems, proprietary technologies, materials, and manufacturing processes, the plastics packaging businesses of Owens-Illinois are the leading suppliers in most of the market segments we serve.

By leveraging our technical strengths in these markets, we gain a competitive advantage and generate profitable growth. Our strategy focuses on products where we can add value through technology.

O-I has 64 plastics manufacturing facilities worldwide. In addition, we have technical assistance agreements or cross-licenses for plastics technology with 24 companies in 14 countries, which further enhance our participation in the worldwide growth of plastics packaging.

1. A revolutionary innovation for prescription packaging, the Remind Cap™ closure beeps and flashes to remind consumers of their prescribed dosage schedules. Developed and manufactured by Remind Cap, Ltd., the new closure is being distributed in North America exclusively by Owens-Illinois.

2. Opened in 2001, our Innovation Center is designed to stimulate creative collaboration with our customers and among our various plastics packaging businesses.

3. By developing packaging of unique design, shape, and color, we help marketers differentiate their products to enhance their appeal to consumers of all ages.

4. Our expertise in producing injection-molded plastics items for the health care industry is reflected in recently concluded agreements to manufacture products for Med-Design Corporation, a leader in the design and development of safety-engineered needle products for medical use.

Owens-Illinois
Product Segment Sales For 2001

- Glass Containers
- Plastics Packaging
- Other


34%
$1.8 billion


1
2
3
4
NEW!
Clean
Bayer
ADVANCED LAWN
Killer
Gratis
SALON STYLE
PARKAY
NEW!
Electric Blue
CLAIROL
CREMA REVELADORA

North America

While Owens-Illinois has significantly increased its presence in other parts of the world, established markets in North America represent the largest part of our business. We are the largest manufacturer of glass containers in North America and a market leader in most of the North American plastics packaging segments in which we compete.

Our glass container operations are benefiting from improved supply-demand conditions in North America. Moreover, we expect a significant reduction in year-over-year energy costs for most of 2002. Under these circumstances, our 2001 acquisition of six glass container manufacturing plants in Canada has come at an especially opportune time and will significantly increase our ability to serve our customers in North America.

The U.S. and Canadian glass container markets include product categories in which glass holds a strong position compared with other packaging materials due to premium image, shelf life, cost, and other economic considerations. Remaining products that may convert from glass are relatively small and should be offset by growth in wine and malt beverages including beer and ready-to-drink low-alcohol refreshers.

Beer is by far the largest glass end-use in the U.S. and Canada. This has been a growing market due in part to favorable demographic trends as well as an increasing preference by brewers for glass packaging.

For our plastics operations, technology and innovation are key. We are the leading plastics packaging supplier in North America to each of the four main end-use markets served: food and beverage products (excluding soft drinks and water), household, chemical, and automotive fluid products; personal care items; and health care products.

Through advancements in technology, manufacturing, and design, we have focused on pursuing growth opportunities by providing our customers with distinctive and functional plastics packaging to differentiate or enhance their products.

We are the largest manufacturer of glass containers in North America as well as the leading North American plastics packaging supplier in four key end-use markets.


Pine
-Sol

Thanks to our leadership in glass and plastics packaging, our products find daily use in millions of households.

Owens-Illinois In North America

With 65 glass and plastics packaging manufacturing facilities, we are well positioned to serve a wide array of customers in North America.

O-I Glass Ranking In:
United States #1
Canada #1

- Glass Plants
- Plastics Plants



14 A

Owens-Illinois In North America

Owens-Illinois
Geographic Segment Sales For 2001


North America
Europe
Asia Pacific
South America
61%
$3.3 billion

Glass Share of U.S. Packaged Beer Market


50%
45%
40%
35%
30%
25%
20%
1991
2001

14 B


FRIDAY
NEW
Classic
INNOVACION
Harry Potter
NEW
PLASTIC
BOTTLE
UNBREAKABLE BOTTLE
SHAKE BEFORE SERVING
BEER

Europe

Driven by increased demand, cost control, and enhanced productivity, our European operations turned in a year of solid improvement in 2001. Unit shipments, sales, and EBIT all increased over prior year levels.

The improved European results came mostly from glass container operations in Central Europe. This performance was partially offset by costs related to a major furnace repair project that originally had been scheduled for 2002.

Continued stability of foreign exchange rates should help our European operations report improved year-over-year results in 2002. Reported results of the European operations for 2001 were unfavorably affected by the weakness of foreign currencies compared with the prior year.

We are the preferred supplier to many of the world's blue chip producers of packaged products.


SAINT
GERMAIN

Italy's growing wine industry is an important source of increased demand for quality glass containers.

Central Europe continues to offer excellent potential for long-term growth, driven by the rise of branded, prepackaged foods and the growth of the Italian wine industry. O-I is favorably positioned to serve this growing market, as we hold the No. 1 position in each of six countries.

Our plastics packaging operations in Europe benefited from increased unit shipments in 2001. U.S. dollar sales by the plastics operations also increased despite adverse currency translation effects. Plastics packaging operations are strategically positioned to serve selected European customers and markets, with operations in Finland, Hungary, the Netherlands, and the United Kingdom.

Owens-Illinois in Europe

As the largest glass container manufacturer in six Central European countries, we are in favorable position to meet the growing demand for quality glass packaging.

O-I Glass Ranking In:

Czech Republic #1

Estonia #1

Finland #1

Hungary #1

Italy #1

Poland #1

U.K. #2

Spain #5

- Glass Plants
- Plastics Plants



16 A

Owens-Illinois In Europe

Owens-Illinois
Geographic Segment Sales For 2001

- North America
- Europe
- Asia Pacific
- South America


17%
$913 million

In addition to being one of the largest manufacturers of glass containers in Europe, we have a growing European presence in plastics packaging.


PANTENE
FINLANDIA
VODKA
HONEY

16 B


SAINT GERMAIN
750ml
Carlsberg
Export
ALC. 5% VOL
Astonish
HEINZ
4 MONTHS
Mango
ORGANIC
Vegetables with Noodles & Chicken
Kleiner Feigling

Asia Pacific

Owens-Illinois operations in the Asia Pacific region are expected to benefit from several favorable factors in 2002.

Our Australian operations have improved productivity as a result of the completion in late 2001 of a multi-year program to increase wine bottle production. Our expanded plant in Adelaide is now the largest Owens-Illinois glass container manufacturing facility in the world and our most productive wine bottle plant. With this major project now behind us, capital expenditures in the Asia Pacific region are expected to be lower in 2002.

We also expect a less volatile environment for foreign currencies in 2002, which would benefit year-over-year comparisons as reported in U.S. dollars. Since 1999, the exchange rate for the Australian dollar has fallen by 20%.

We are the largest manufacturer of glass containers in the Asia Pacific region. We are the largest glass container manufacturer in Australia, New Zealand, and Indonesia. In China, where glass container manufacturing is highly fragmented with a number of local competitors, we have three modern glass container plants, principally serving multi-national customers.

O-I affiliates in the region also offer an extensive range of plastics packaging products, including containers and closures for personal care, household, beverage, and other products.

In 2001 our Asia Pacific glass container operations benefited from increased demand, a more favorable product mix, and lower manufacturing costs. The plastics packaging operations in the region experienced lower production and shipment activity during the year.

Our glass and plastics operations are well positioned to meet the expected long-term growth in demand for quality packaging in the Asia Pacific region.



The Asia Pacific region continues to offer attractive long-term growth potential. Glass container usage in some countries ranges from only 5 to 10 per person annually, compared with 120 in the United States.

Owens-Illinois In Asia Pacific

We are the largest glass container manufacturer in Australia, New Zealand, and Indonesia, and operate three modern glass container plants in China, principally serving multinational customers.

O-I Glass Ranking In:
Australia #1
New Zealand #1
Indonesia #1

- Glass Plants
- Plastics Plants



18A

Owens-Illinois In Asia Pacific

Owens-Illinois
Geographic Segment Sales For 2001

- North America
- Europe
- Asia Pacific
- South America


12%
$661 million

Australian Wine Shipments
(millions of liters)


800
700
600
500
400
300
200
100
0
1995
2001

18 B


THE HOUSE OF
BLACK OPAL
330mL
Coca-Cola
MERCIAN
Bon Rouge
ごますり器

South America

Our South American operations have been an important source of earnings improvement over the past two years, as the region continued to recover from the effects of a severe recession in 1999.

South America offers strong potential for long-term growth, as annual glass container usage ranges from 10 to 60 per person in the region, compared with approximately 120 glass containers per person in the United States. In addition, strong demand for convenience packaging is expected to continue to contribute to unit sales growth. We enjoy strong operating leverage, with significant capacity already in place to meet increased demand.

O-I is the largest glass container manufacturer in South America. We are the largest glass container producer in Brazil and Venezuela and the sole manufacturer of glass containers in Colombia, Ecuador, and Peru.

Our South American plastics packaging operations are favorably positioned to grow as demand warrants, either by adding new facilities or by using existing glass and plastics packaging locations.

Our leadership in glass and plastics packaging provides us with opportunities to grow by supporting the product development activities of multinational customers.

The environment for long-term grown in South America remains one of the strongest in the world, with per capita usage of glass and plastics packaging still well below typical levels in more developed regions.



Increased unit shipments and lower manufacturing costs were the principal drivers behind improved results for virtually all of our South American operations in 2001. Year-over-year increases in net sales and EBIT were achieved despite foreign currency weakness.

Owens-Illinois in South America

We are the largest glass container producer in all five of the South American countries in which we operate and the sole manufacturer of glass containers in Colombia, Ecuador, and Peru.

O-I Glass Ranking In:

Brazil #1

Colombia #1

Ecuador #1

Peru #1

Venezuela #1

Glass Plants

Plastics Plants



86 A

Owens-Illinois In South America

Owens-Illinois
Geographic Segment Sales For 2001


North America
Europe
Asia Pacific
South America
10%
$528 million

Continuing growth in demand for convenience packaging is expected to contribute to unit sales growth in South America.


NO RETORNABLE
PEPSI
light

20 B


POMALCA
MARTINI
CLAIROL
Solera
MUM
Colonia
HEINZ

Results of Operations

Comparison of 2001 with 2000

For the year ended December 31, 2001, the Company recorded earnings of $360.7 million before an extraordinary item compared to a net loss of $269.7 million for 2000. Net earnings of $356.6 million for 2001 reflect $4.1 million of an extraordinary charge from the early extinguishment of debt. Excluding the effects of unusual items for both 2001 and 2000 discussed in the table below, the Company's 2001 earnings of $199.0 million before an extraordinary item decreased $35.1 million, or 15.0%, from 2000 earnings of $234.1 million.

The following table lists unusual items (in millions of dollars) recorded in 2001 and 2000, and their related effects on both EBIT and earnings before extraordinary items. EBIT is defined as earnings before interest income, interest expense, provision for income taxes, minority share owners' interest in earnings of subsidiaries, and extraordinary charges.

	EBIT	**Earnings before extraordinary item**
Year ended December 31, 2001 as reported	**$ 1,074.3**	**$ 360.7**
Unusual items - charges (credits):		
Gain on the sale of the Harbor Capital Advisors business	**(457.3)**	**(284.4)**
Gain on the sale of the Company's label business and the sale of a minerals business in Australia	**(13.1)**	**(12.0)**
Restructuring and impairment charges at certain international and domestic operations	**82.1**	**65.3**
Loss on the sale of the Company's facilities in India	**31.0**	**31.0**
Special employee benefit programs	**30.9**	**19.4**
Charges related to certain contingencies	**8.5**	**5.3**
Restructuring manufacturing capacity in the medical devices business	**7.9**	**4.9**
Charges to adjust net income tax liabilities in Italy		**6.0**
Net interest on the resolution of the transfer of pension assets and liabilities for a previous acquisition		**2.8**
Before unusual items	**$ 764.3**	**$ 199.0**

	EBIT	Earnings (loss)
Year ended December 31, 2000 as reported	$ 62.6	$ (269.7)
Unusual items - charges (credits):		
Adjustment of reserve for future asbestos-related costs	550.0	342.1
Charges related to consolidation of manufacturing capacity	122.4	77.3
Charges related to early retirement incentives and special termination benefits	52.4	32.6
Charges related to impairment of property, plant, and equipment in India	40.0	40.0
Other charges, principally related to the write-off of software	33.5	21.1
Benefit related to an adjustment of tax liabilities in Italy as a result of recent legislation		(9.3)
Before unusual items	$ 860.9	$ 234.1

Consolidated EBIT, excluding unusual items, for 2001 was $764.3 million, a decrease of $96.6 million, or 11.2%, compared to 2000 EBIT, excluding unusual items, of $860.9 million. The decrease is attributable to lower EBIT for both the Glass Containers segment and the Plastics Packaging segment. Results of both segments are discussed further below. Interest expense, net of interest income and unusual items, decreased $51.1 million from 2000 due principally to lower interest rates and decreased levels of debt. Exclusive of the adjustment for net income tax liabilities in Italy and other unusual items previously discussed, the Company's effective tax rate for 2001 was 38.1%. This compares with a rate of 36.9% for 2000, excluding the adjustment for net income tax liabilities in Italy and other unusual items. The increase in the 2001 rate compared to 2000 is primarily the result of the decreased international and domestic tax benefits and credits.

Capsule segment results (millions of dollars) for 2001 and 2000 are as follows (a):

Net sales to unaffiliated customers	**2001**	2000
Glass Containers	**$ 3,571.2**	$ 3,695.6
Plastics Packaging	**1,817.5**	1,787.6
Other	**13.8**	68.9
Segment and consolidated net sales	**$ 5,402.5**	$ 5,552.1
EBIT	**2001(b)**	2000(c)
Glass Containers	**$ 489.9**	$ 401.2
Plastics Packaging	**218.1**	238.0
Other	**(13.3)**	1.1
Segment EBIT	**694.7**	640.3
Eliminations and other retained items	**379.6**	(577.7)
Consolidated EBIT	**$ 1,074.3**	$ 62.6

(a) See Segment Information included on pages 47-49.

(b) EBIT for 2001 includes: (1) a gain of $457.3 million related to the sale of the Company's Harbor Capital Advisors business; (2) a $10.3 million gain from the sale of a minerals business in Australia; (3) a $2.8 million gain from the sale of the Company's label business; (4) charges of $82.1 million related to restructuring and impairment charges at certain of the Company's international glass operations, principally Venezuela and Puerto Rico, as well as certain other domestic and international operations; (5) a charge of $31.0 million related to the loss on the sale of the Company's facilities in India; (6) charges of $30.9 million related to special employee benefit programs; (7) a charge of $8.5 million for certain contingencies; and (8) a charge of $7.9 million related to restructuring manufacturing capacity in the medical devices business. These items increased (decreased) segment EBIT as follows: Glass Containers - ($92.6) million; Plastics Packaging - ($29.8) million; Other segment - ($5.1) million; and Eliminations and other retained items — $437.5 million.

(c) EBIT for 2000 includes charges totaling $798.3 million for the following: (1) $550.0 million related to adjustment of the reserve for estimated future asbestos-related costs; (2) $122.4 million related to the consolidation of manufacturing capacity; (3) a net charge of $52.4 million related to early retirement incentives and special termination benefits for 350 United States salaried employees; (4) $40.0 million related to the impairment of property, plant and equipment at the Company's facilities in India; and (5) $33.5 million related principally to the write-off of software and related development costs. These items were recorded in the third quarter of 2000. These items decreased segment EBIT as follows: Glass Containers — $186.0 million; Plastics Packaging — $11.2 million; Eliminations and other retained items — $601.1 million.

Consolidated net sales for 2001 decreased $149.6 million, or 2.7%, from the prior year. Net sales of the Glass Containers segment decreased $124.4 million from 2000. In North America, the additional sales from the October 2001 acquisition of the Canadian operations were more than offset by decreased shipments of containers for beer producers and conversions of certain juice and iced tea from glass to plastic containers. The combined U.S. dollar sales of the segment's foreign affiliates decreased from the prior year. Increased shipments from the Company's operations throughout most of Europe and South America were more than offset by the effects of a strong U.S. dollar and lower shipments from the Company's operations in the United Kingdom and most of the Asia Pacific region. The effect of changing foreign currency exchange rates reduced U.S. dollar sales of the segment's foreign affiliates by approximately $140 million. Net sales of the Plastics Packaging segment increased $29.9 million, or 1.7%, over 2000, reflecting increased shipments of plastic containers and closures for food and health care, including prescription products, and the effects of higher resin costs on pass-through arrangements with customers, partially offset by lower shipments of plastic containers for juice and other beverages and the effect of changing foreign currency exchange rates, principally in Australia. The effects of higher resin costs increased sales by approximately $32 million compared to 2000.

Segment EBIT for 2001, excluding the 2001 and 2000 unusual items, decreased $15.3 million to $822.2 million, or 15.2% of net sales, from 2000 segment EBIT of $837.5 million, or 15.1% of net sales. Consolidated operating expense (consisting of selling and administrative, engineering, and research and development expenses) as a percentage of net sales was 7.1% in 2001 before unusual items of $30.9 million compared to 6.5% in 2000. The increase in operating expenses is attributed to lower pension income and higher costs of certain employee benefit programs. EBIT of the Glass Containers segment decreased $4.7 million, or 0.8%, to $582.5 million, compared to $587.2 million in 2000. The combined U.S. dollar EBIT of the segment's foreign affiliates increased from prior year. Increased shipments from the Company's operations throughout most of Europe and South America were partially offset by the effects of a strong U.S. dollar, higher energy costs worldwide, and lower shipments from the Company's operations in the United Kingdom and most of the Asia Pacific region. In the United States, Glass Container EBIT decreased from 2000 principally due to higher energy costs, which have not been fully recovered through price adjustments. EBIT of the Plastics Packaging segment decreased $1.3 million, or 0.5%, to $247.9 million, compared to $249.2 million in 2000. Increased shipments of plastic containers and closures for food and health care, including prescription products, were more than offset by lower shipments of plastic containers for juice and other beverages and one-time costs associated with the relocation of a U.S. manufacturing operation to a new and larger facility to accommodate a growing business base.

Eliminations and other retained items, excluding the 2001 and 2000 unusual items, declined $81.3 million from 2000 reflecting lower net financial services income due to the sale of the Company's Harbor Capital Advisors business, higher spending on information systems, and certain employee benefit costs increases.

The 2001 results include a net pretax gain of $310.0 million ($170.5 million after tax and minority share owners' interest) for the following: (1) a gain of $457.3 million ($284.4 million after tax) related to the sale of the Harbor Capital Advisors business; (2) gains totaling $13.1 million ($12.0 million after tax) related to the sale of the label business and the sale of a minerals business in Australia; (3) charges of $82.1 million ($65.3 million after tax and minority share owners' interests) related to restructuring and impairment charges at certain of the Company's international glass operations, principally Venezuela and Puerto Rico, as well as certain other domestic and international operations; (4) a charge of $31.0 million (pretax and after tax) related to the loss on the sale of the Company's facilities in India; (5) charges of $30.9 million ($19.4 million after tax) related to special employee benefit programs; (6) a charge of $8.5 million ($5.3 million after tax) for certain contingencies; and (7) a charge of $7.9 million ($4.9 million after tax) related to restructuring manufacturing capacity in the medical devices business.

The 2000 results include pretax charges totaling $798.3 million ($513.1 million after tax and minority share owners' interests) for the following: (1) $550.0 million ($342.1 million after tax) related to adjustment of the reserve for estimated future asbestos-related costs; (2) $122.4 million ($77.3 million after tax and minority share owners' interests) related to the consolidation of manufacturing capacity; (3) a net charge of $52.4 million ($32.6 million after tax) related to early retirement incentives and special termination benefits for 350 United States salaried employees; (4) $40.0 million (pretax and after tax) related to the impairment of property, plant and equipment at the Company's facilities in India; and (5) $33.5 million ($21.1 million after tax and minority share owners' interests) related principally to the write-off of software and related development costs.

Comparison of 2000 with 1999

For the year ended December 31, 2000, the Company recorded a net loss of $269.7 million compared to earnings of $299.1 million before extraordinary items for 1999. Net earnings of $298.3 million for 1999 reflect $0.8 million of extraordinary charges from the early extinguishment of debt. Excluding the effects of unusual items for both 2000 and 1999 discussed in the table below, the Company's 2000 earnings of $234.1 million decreased $55.4 million, or 19.1%, from 1999 earnings of $289.5 million before extraordinary items.

The 2000 results include the unusual items discussed above. The 1999 results included the following unusual items: (1) gains totaling $40.8 million ($23.6 million after tax and minority share owners' interests) related to the sales of a U.S. glass container plant and a mold manufacturing business in Colombia and (2) charges totaling $20.8 million ($14.0 million after tax and minority share owners' interests) related principally to restructuring costs and write-offs of certain assets in Europe and South America.

Consolidated EBIT, excluding unusual items, for 2000 was $860.9 million, a decrease of $14.3 million, or 1.6%, compared to 1999 EBIT, excluding unusual items, of $875.2 million. The decrease is attributable to lower EBIT for the Plastics Packaging segment, partially offset by slightly higher EBIT for the Glass Containers segment. Results of both segments are discussed further below. Interest expense, net of interest income, increased $56.8 million from the 1999 period due principally to higher interest rates. The $8.8 million increase in minority share owners' interests in earnings of subsidiaries resulted from higher net earnings of certain foreign affiliates, principally the affiliates in Colombia, Venezuela, and Brazil. Exclusive of the adjustment for net income tax liabilities in Italy and other unusual items previously discussed, the Company's effective tax rate for 2000 was 36.9%. This compares with a rate of 36.9% for 1999, excluding unusual items.

Capsule segment results (millions of dollars) for 2000 and 1999 are as follows (a):

Net sales to unaffiliated customers	2000	1999
Glass Containers	$ 3,695.6	$ 3,762.6
Plastics Packaging	1,787.6	1,686.7
Other	68.9	73.6
Segment and consolidated net sales	$ 5,552.1	$ 5,522.9

EBIT	2000 (b)	1999
Glass Containers	$ 401.2	$ 602.4(c)
Plastics Packaging	238.0	277.7
Other	1.1	9.2
Segment EBIT	640.3	889.3
Eliminations and other retained items	(577.7)	5.9
Consolidated EBIT	$ 62.6	$ 895.2

(a) See Segment Information included on pages 47-49.

(b) EBIT for 2000 includes charges totaling $798.3 million for the following: (1) $550.0 million related to adjustment of the reserve for estimated future asbestos-related costs; (2) $122.4 million related to the consolidation of manufacturing capacity; (3) a net charge of $52.4 million related to early retirement incentives and special termination benefits for 350 United States salaried employees; (4) $40.0 million related to the impairment of property, plant and equipment at the Company's facilities in India; and (5) $33.5 million related principally to the write-off of software and related development costs. These items were recorded in the third quarter of 2000. These items decreased segment EBIT as follows: Glass Containers — $186.0 million; Plastics Packaging — $11.2 million; Eliminations and other retained items — $601.1 million.

(c) EBIT for 1999 includes: (1) gains totaling $40.8 million related to the sales of a U.S. glass container plant and a mold manufacturing business in Colombia and (2) charges totaling $20.8 million related principally to restructuring costs and write-offs of certain assets in Europe and South America.

Consolidated net sales for 2000 increased $29.2 million, or .5%, over the prior year. Net sales of the Glass Containers segment decreased $67.0 million from 1999. In the United States, the effect of increased shipments of containers for beer producers was partially offset by lower shipments of certain food containers. The combined U.S. dollar sales of the segment's foreign affiliates decreased from the prior year due to the strength of the U.S. dollar. Increased shipments from the Company's operations throughout most of Europe, South America, and the Asia Pacific region were more than offset by lower shipments from the Company's operations in the United Kingdom and the effects of a strong U.S. dollar. The effect of changing foreign currency exchange rates reduced U.S. dollar sales of the segment's foreign affiliates by approximately $250 million. Net sales of the Plastics Packaging segment increased $100.9 million, or 6.0%, over 1999, reflecting increased shipments of plastic containers for juices, closures for food and beverages, and the effects of higher resin costs on pass-through arrangements with customers, partially offset by lower shipments of household, health care, and personal care containers. The effects of higher resin costs increased sales by approximately $90 million compared to 1999.

Segment EBIT for 2000, excluding the 2000 and 1999 unusual items, decreased $31.8 million to $837.5 million, or 15.1% of net sales, from 1999 segment EBIT of $869.3 million, or 15.7% of net sales. Consolidated operating expense as a percentage of net sales was 6.5% in 2000 compared to 6.8% in 1999. EBIT of the Glass Containers segment increased $4.8 million, or .8%, to $587.2 million, compared to $582.4 million in 1999. The combined U.S. dollar EBIT of the segment's foreign affiliates increased from prior year. Increased shipments from the Company's operations throughout most of Europe, South America, and the Asia Pacific region, and a gain from the restructuring of the ownership in two small joint ventures in South America were partially offset by the effects of a strong U.S. dollar, higher energy costs worldwide, and expenses associated with the scheduled rebuild of a glass melting furnace in Australia. In the United States, Glass Container EBIT decreased from 1999 principally due to higher energy costs and conversions of juice and iced tea bottles from glass to plastic containers, partially offset by further improvements in cost structure. EBIT of the Plastics Packaging segment decreased $28.5 million, or 10.3%, to $249.2 million, compared to $277.7 million in 1999. Increased shipments of plastic containers for juices and closures for food and beverages were more than offset by lower shipments of household, health care, and personal care containers and costs incurred in connection with the start-up of new custom PET capacity, including a new plastic bottle plant.

Eliminations and other retained items, excluding the 2000 unusual items, improved $17.5 million from 1999 principally due to higher net financial services income.

Restructuring and Impairment Charges

The 2001 operating results include pretax charges of $90.0 million related to the following: (1) charges of $82.1 million principally related to a restructuring program and impairment at certain of the Company's international and domestic operations. The charge includes the impairment of assets at the Company's affiliate in Puerto Rico and the consolidation of manufacturing capacity and the closing of a facility in Venezuela. The program also includes consolidation of capacity at certain other international and domestic facilities in response to decisions about pricing and market strategy and (2) a charge of $7.9 million related to restructuring manufacturing capacity in the medical devices business. The Company expects its actions related to these restructuring and impairment charges to be completed during the next several quarters.

The 2000 operating results include a pretax charge of $248.3 million, principally related to a restructuring and capacity realignment program. The restructuring and capacity realignment program, initiated in the third quarter of 2000, includes the consolidation of manufacturing capacity and a reduction of 350 employees in the U.S. salaried work force, or about 10%, principally as a result of early retirement incentives. Also included in the charge are a write-down of plant and equipment for the Company's glass container affiliate in India and certain other asset write-offs, including $27.9 million for software which has been abandoned. Manufacturing capacity consolidations principally involve U.S. glass container facilities and reflect technology-driven improvements in productivity, conversions of some juice and similar products to plastic containers, Company and customer decisions regarding pricing and volume, and the further concentration of production in the most strategically-located facilities.

Asbestos-Related Charge

The asbestos-related pretax charge of $550.0 million in 2000 was established to cover estimated indemnity payments and legal fees arising from outstanding asbestos personal injury lawsuits and claims and asbestos personal injury lawsuits and claims filed in the ensuing several years, during which period the Company expected to receive the majority of the future asbestos-related lawsuits and claims that could involve the Company. The estimate was based on a comprehensive review of the Company's asbestos-related assets and liabilities completed during the third quarter of 2000.

The Company believes that its ultimate asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty. The Company's ability to reasonably estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the continued use of litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the growing number of co-defendants that have filed for bankruptcy.

The Company has continued to monitor trends which may affect its ultimate liability and has continued to analyze the developments and variables affecting or likely to affect the resolution of pending and future asbestos claims against the Company. The Company expects that the gross amount of total asbestos-related payments will be moderately lower in 2002 compared to 2001 and will continue to decline thereafter as the number of potential claimants continues to decrease. However, the trend toward lower aggregate annual payments has not occurred as soon as had been anticipated when the additional liability was established in 2000. In addition, the number of claims and lawsuits filed against the Company has exceeded the number anticipated at that time. As a result, the Company is continuing to evaluate trends to determine whether further adjustment of the asbestos-related liabilities is appropriate. While the results of this review cannot be estimated at this time, the Company expects that an increase of the liability will be required in order to cover estimated indemnity payments and legal fees arising from asbestos personal injury lawsuits and claims filed in the next several years.

Capital Resources and Liquidity

The Company's total debt at December 31, 2001 was $5.40 billion, compared to $5.85 billion at December 31, 2000.

During April 2001, certain of the Company's subsidiaries entered into the Secured Credit Agreement (the "Agreement") with a group of banks, which expires on March 31, 2004. The Agreement provides for a $3.0 billion revolving credit facility and a $1.5 billion term loan. Borrowings under the Agreement were used to repay all amounts outstanding under, and terminate, the Company's Second Amended and Restated Credit Agreement.

At December 31, 2001, the Company had available credit totaling $4.045 billion under the Agreement, of which $491.4 million had not been utilized. At December 31, 2000, the Company had $597.8 million of credit which had not been utilized under the Company's Second Amended and Restated Credit Agreement. Cash provided by operating activities was $538.1 million for 2001 compared to $364.8 million for 2000. The increase was principally due to higher asbestos-related insurance proceeds.

In June 2001, the Company completed the sale of its Harbor Capital Advisors business to Robeco Groep N.V. Harbor Capital Advisors is the adviser to the Harbor Fund family of mutual funds and the pension funds of several companies, including the Company's plans. The Company used substantially all the net cash proceeds from the sale to reduce the outstanding term loan under the Agreement by $455 million.

On October 1, 2001, the Company completed the acquisition of the Canadian glass container assets of Consumers Packaging Inc. for a purchase price of approximately $150 million and the assumption of certain liabilities. The Ontario Superior Court of Justice approved the transaction as part of a restructuring plan by Consumers Packaging. The purchase price was financed by borrowings under the Agreement.

The Agreement contains covenants and provisions that, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into contingent obligations, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, the Agreement contains financial covenants that require the Company to maintain, based upon financial statements of the Company and its subsidiaries on a consolidated basis, specified financial ratios and tests, including minimum fixed charge coverage ratios, maximum leverage ratios, minimum net worth and specified capital expenditure tests.

The Company anticipates that cash flow from its operations and from utilization of credit available through March 2004 under the Agreement will be sufficient to fund its operating and seasonal working capital needs, debt service and other obligations. The Company expects that its total asbestos-related payments in 2002 will be moderately lower than 2001. Based on the Company's expectations regarding future payments for lawsuits and claims and its expectation of the collection of its insurance coverage for partial reimbursement for such lawsuits and claims, and also based on the Company's expected operating cash flow, the Company believes that the payment of any deferred amounts of previously settled or otherwise determined lawsuits and claims, and the resolution of presently pending and anticipated future lawsuits and claims associated with asbestos, will not have a material adverse effect upon the Company's liquidity on a short-term or long-term basis.

During January 2002, a subsidiary of the Company completed a $1.0 billion private placement of senior secured notes. The notes bear interest at 8 7/8% and are due February 15, 2009. The notes are guaranteed by substantially all of the Company's domestic subsidiaries. The assets of substantially all of the Company's domestic subsidiaries are pledged as security for the notes. The issuing subsidiary used the net cash proceeds from the notes to reduce the outstanding term loan under the Agreement by $980 million. As such, the Company wrote off unamortized deferred financing fees in January 2002 related to the term loan and recorded an extraordinary charge totaling $10.9 million less applicable income taxes of $4.2 million. The indenture for the notes restrict, among other things, the ability of the Company and its restricted subsidiaries to borrow money, pay dividends on, or redeem or repurchase stock, make investments, create liens, enter into certain transactions with affiliates, and sell certain assets or merge with or into other companies.

The following information summarizes the Company's significant contractual cash obligations at December 31, 2001 (millions of dollars).

	Payments due by period			
	Total	Less than one year	1-3 years	4+ years
Contractual cash obligations:				
Long-term debt	$ 5,358.3	$ 30.8	$ 2,848.6	$ 2,478.9
Capital lease obligations	2.2		2.2	
Operating leases	243.1	62.0	120.1	61.0
Total contractual cash obligations	$ 5,603.6	$ 92.8	$ 2,970.9	$ 2,539.9

	Amount of commitment expiration per period			
	Total	Less than one year	1-3 years	4+ years
Other commercial commitments:				
Lines of credit	$ 2,410.4		$ 2,410.4	
Standby letters of credit	98.2	$ 98.2		
Guarantees	35.3			$ 35.3
Total commercial commitments	$ 2,543.9	$ 98.2	$ 2,410.4	$ 35.3

The Company's Board of Directors has authorized the management of the Company to repurchase up to 20 million shares of the Company's common stock. During the first quarter of 2001, the Company redeemed the remaining outstanding shares of exchangeable preferred stock. The redeemed exchangeable preferred shares were equivalent to 910,697 shares of the Company's common stock. The Company repurchased these shares pursuant to its share repurchase plan for $5.2 million. During the third quarter of 2001, the Company repurchased 3,500 shares. Since July 1999, the Company has repurchased 12,932,897 shares for $248.0 million. The Company may purchase its common stock from time to time on the open market depending on market conditions and other factors. During the term of the Agreement, the Company's total share repurchases are limited to the lesser of two million shares or $25 million. The Company believes that cash flows from its operations and from utilization of credit available under the Agreement will be sufficient to fund any such repurchases in addition to its seasonal working capital needs, debt service, asbestos-related payments and other obligations.

Excess of Purchase Cost over Net Assets Acquired

The excess of purchase cost over net assets acquired, net of accumulated amortization ("goodwill") was $3.0 billion and $3.1 billion at December 31, 2001 and 2000, respectively. This represents 30% of total assets, and 139% and 165% of share owners' equity at December 31, 2001 and 2000, respectively. Goodwill represents the excess of purchase price and related costs over the fair values assigned to the net tangible and identifiable intangible assets of businesses acquired, and, under accounting standards in effect through 2001, is amortized over 40 years. In assigning a benefit period to goodwill, the Company considered regulatory provisions, the technological environment in which the acquired company operates, including barriers to new competing entities, the maturity of the products manufactured by the businesses acquired, and the effects of obsolescence, demand, competition and other economic factors. The Company determined that no events or circumstances occurred in 2001 to warrant revised estimates of the goodwill benefit period.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" which is effective for business combinations completed after June 30, 2001. Also in July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"), which is effective for goodwill acquired after June 30, 2001. For goodwill acquired prior to June 30, 2001, FAS No. 142 will be effective for fiscal years beginning after December 15, 2001. Under FAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized but will be reviewed annually (or more frequently if impairment indicators arise) for impairment.

The Company estimates that adopting FAS No. 142 will increase 2002 earnings before the effects of the accounting change by approximately $90 million compared to 2001 results. The Company has not completed its assessment of the effects that adopting FAS No. 142 will have on the reported value of goodwill, however, the Company expects that it will record an impairment charge in 2002 in connection with adopting FAS No. 142.

Pension Benefit Plans Funded Status

Because of their funded status, the Company's principal pension benefit plans contributed pretax credits to earnings of $97.0 in 2001, $105.4 million in 2000, and $74.4 million in 1999. The Company expects that the amount of such credits for 2002 will be approximately 20% lower than in 2001. The 2001 decrease in pretax pension credits is attributed to lower expected return on assets and the addition of certain pension plans from the acquisition of the Canadian glass container assets of Consumers Packaging Inc. A one-half percentage point change in the actuarial assumption regarding the expected return on assets would result in a change of approximately $15 million in pretax pension credits. The funded status of the plans provides assurance of benefits for participating employees, but future effects on operating results depend on economic conditions and investment performance.

Qualitative and Quantitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from fluctuations in foreign currency exchange rates, changes in interest rates, and changes in commodity prices, principally natural gas. The Company uses certain derivative instruments to mitigate a portion of the risk associated with changing foreign currency exchange rates and fluctuating natural gas prices.

Foreign Currency Exchange Rate Risk

A substantial portion of the Company's operations consists of manufacturing and sales activities conducted by affiliates in foreign jurisdictions. The primary foreign markets served by the Company's affiliates are in Australia, South America (principally Colombia, Brazil and Venezuela), and Europe (principally Italy, the United Kingdom, and Poland). In general, revenues earned and costs incurred by the Company's major foreign affiliates are denominated in their respective local currencies. Consequently, the Company's reported financial results could be affected by factors such as changes in foreign currency exchange rates or highly inflationary economic conditions in the foreign markets in which the Company's affiliates operate. When the U.S. dollar strengthens against foreign currencies, the reported dollar value of local currency EBIT generally decreases; when the U.S. dollar weakens against foreign currencies, the reported U.S. dollar value of local currency EBIT generally increases.

Subject to other business and tax considerations, the Company's strategy is to mitigate the economic effects of currency exchange rate fluctuations on that portion of foreign currency EBIT which is expected to be invested elsewhere or remitted to the parent company. The Company's foreign affiliates generally invest their excess funds in U.S. dollars or dollar-based instruments, where such instruments are available with acceptable interest rates and terms. In those countries where the local currency is the designated functional currency, however, this strategy exposes the Company to reported losses or gains in the event the foreign currency strengthens or weakens against the U.S. dollar. The Company believes that the benefit of investing excess cash in U.S. dollars or their equivalent outweighs the risk of reporting losses or gains from currency exchange rate fluctuations. In those countries with hyper-inflationary economies, where the U.S. dollar is the designated functional currency, this investment strategy for excess funds mitigates the risk of reported losses or gains.

Because most of the Company's foreign affiliates operate within their local economic environment, the Company believes it is appropriate to finance those operations with local currency borrowings to the extent practicable. Considerations which influence the amount of such borrowings include long- and short-term business plans, tax implications, and the availability of borrowings with acceptable interest rates and terms. In those countries where the local currency is the designated functional currency, this strategy mitigates the risk of reported losses or gains in the event the foreign currency strengthens or weakens against the U.S. dollar. In those countries where the U.S. dollar is the designated functional currency, however, local currency borrowings expose the Company to reported losses or gains in the event the foreign currency strengthens or weakens against the U.S. dollar.

The Company's Secured Credit Agreement provides for U.S. dollar borrowings by certain foreign affiliates. As of December 31, 2001, amounts outstanding under the Secured Credit Agreement borrowed by foreign affiliates were:

Affiliate location	Millions of U.S. dollars
Australia	$ 814.0
United Kingdom	130.0
	$ 944.0

A significant portion of the above borrowings has been swapped into local currencies using currency swaps. The Company accounts for these swaps as fair value hedges. As such, the changes in the value of the swaps are included in other expense and are expected to substantially offset any exchange rate gains or losses on the related U.S. dollar borrowings.

The remaining portion of the Company's consolidated debt which was denominated in foreign currencies was not significant.

The Company believes it does not have material foreign currency exchange rate risk related to the financial instruments (i.e. cash, short-term investments, and long-term debt) of its foreign affiliates.

Interest Rate Risk

The Company's interest expense is most sensitive to changes in the general level of U.S. interest rates applicable to its U.S. dollar indebtedness. To mitigate the impact of fluctuations in variable interest rates, the Company could, at its option, convert to fixed interest rates by either refinancing variable rate debt with fixed rate debt or entering into interest rate swaps.

The following table provides information about the Company's significant interest rate risk at December 31, 2001.

	Outstanding	Fair value
Variable rate debt:	(Millions of dollars)	
Secured Credit Agreement, matures March 2004:		
Revolving Loans, interest at a Eurodollar based rate plus 2.00%	$ 2,410.4	$ 2,410.4
Term Loan, interest at a Eurodollar based rate plus 2.50%	$ 1,045.0	$ 1,045.0
Fixed rate debt:		
Senior Notes:		
7.85%, due 2004	$ 300.0	$ 287.1
7.15%, due 2005	$ 350.0	$ 324.5
8.10%, due 2007	$ 300.0	$ 275.6
7.35%, due 2008	$ 250.0	$ 221.0
Senior Debentures:		
7.50%, due 2010	$ 250.0	$ 226.2
7.80%, due 2018	$ 250.0	$ 210.7

Commodity Risk

The Company is exposed to fluctuations of various commodity prices, most significantly the changes in prices related to natural gas. The Company purchases a significant amount of natural gas at nationally quoted market prices. The Company uses commodity futures contracts related to a portion of its forecasted natural gas requirements. The objective of these futures contracts is to limit the fluctuations in prices paid and the potential volatility in earnings or cash flows from future market price movements. During 2001, the Company entered into commodity futures contracts for approximately 75% of its domestic natural gas usage (approximately 1.2 billion BTUs) through March 2002. The Company has also entered into additional contracts in 2002 with respect to a portion of its forcasted domestic natural gas usage through the end of 2002.

Forward Looking Statements

This document may contain "forward looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward looking statements reflect the Company's best assessment at the time, and thus involve uncertainty and risk. It is possible the Company's future financial performance may differ from expectations due to a variety of factors including, but not limited to the following: (1) foreign currency fluctuations relative to the U.S. dollar, (2) change in capital availability or cost, including interest rate fluctuations, (3) the general political, economic and competitive conditions in markets and countries where the Company has operations, including competitive pricing pressures, inflation or deflation, and changes in tax rates, (4) consumer preferences for alternative forms of packaging, (5) fluctuations in raw material and labor costs, (6) availability of raw materials, (7) costs and availability of energy, (8) transportation costs, (9) consolidation among competitors and customers, (10) the ability of the Company to integrate operations of acquired businesses, (11) the performance by customers of their obligations under purchase agreements, and (12) the timing and occurrence of events which are beyond the control of the Company. It is not possible to foresee or identify all such factors. Any forward looking statements in this document are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate in the circumstances. Forward looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. While the Company continually reviews trends and uncertainties affecting the Company's results of operations and financial condition, the Company does not intend to update any particular forward looking statements contained in this document.

Responsibility for Financial Statements of
Owens-Illinois, Inc.

The consolidated financial statements of Owens-Illinois, Inc. have been prepared by the Company in conformity with accounting principles generally accepted in the United States. Management is responsible for all information and representations contained in the financial statements and other sections of the annual report. In preparing the financial statements, management uses its judgment to make necessary estimates.

Management maintains and relies on a system of internal controls in fulfilling its financial reporting responsibilities. The system is designed to provide reasonable assurance at a reasonable cost that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. The internal control systems include written policies and procedures, an organizational structure which provides for division of responsibilities, development of qualified managers in all areas, and a program of operational audits. In addition, management continually monitors its internal control systems in response to changes in business conditions and operations.

The Audit Committee of the Board of Directors, composed solely of directors who are not officers or employees of Owens-Illinois, Inc., meets with corporate financial management and the independent auditors to review their activities and to satisfy itself that each is properly discharging its responsibility. The independent auditors have met periodically with the Committee, without the presence of management, to discuss the results of their audit work, the adequacy of internal financial controls, and the quality of financial reporting.

J H Lemieux

Joseph H. Lemieux
Chairman of the Board
and Chief Executive Officer

Scott Trumbull

R. Scott Trumbull
Executive Vice President
and Chief Financial Officer

The Board of Directors and Share Owners
Owens-Illinois, Inc.

We have audited the accompanying consolidated balance sheets of Owens-Illinois, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of results of operations, share owners' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Owens-Illinois, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Toledo, Ohio
January 24, 2002

Millions of dollars, except per share amounts

Years ended December 31,	2001	2000	1999
Revenues:			
Net sales	**$5,402.5**	$ 5,552.1	$ 5,522.9
Royalties and net technical assistance	**24.6**	25.3	30.3
Equity earnings	**19.4**	19.8	22.3
Interest	**26.9**	32.5	28.5
Other	**539.9**	185.1	182.7
	6,013.3	5,814.8	5,786.7
Costs and expenses:			
Manufacturing, shipping, and delivery	**4,218.4**	4,359.1	4,296.4
Research and development	**41.2**	46.7	37.5
Engineering	**31.4**	31.3	42.2
Selling and administrative	**341.3**	285.1	295.6
Interest	**434.0**	486.7	425.9
Other	**279.8**	997.5	191.3
	5,346.1	6,206.4	5,288.9
Earnings (loss) before items below	**667.2**	(391.6)	497.8
Provision (credit) for income taxes	**286.4**	(143.9)	185.5
	380.8	(247.7)	312.3
Minority share owners' interests in earnings of subsidiaries	**20.1**	22.0	13.2
Earnings (loss) before extraordinary items	**360.7**	(269.7)	299.1
Extraordinary charges from early extinguishment of debt, net of applicable income taxes	**(4.1)**		(0.8)
Net earnings (loss)	**$ 356.6**	$ (269.7)	$ 298.3
Basic earnings (loss) per share of common stock:			
Earnings (loss) before extraordinary items	**$ 2.33**	$ (2.00)	$ 1.80
Extraordinary charges	**(0.03)**		(0.01)
Net earnings (loss)	**$ 2.30**	$ (2.00)	$ 1.79
Diluted earnings (loss) per share of common stock:			
Earnings (loss) before extraordinary items	**$ 2.33**	$ (2.00)	$ 1.79
Extraordinary charges	**(0.03)**		(0.01)
Net earnings (loss)	**$ 2.30**	$ (2.00)	$ 1.78

See accompanying Statement of Significant Accounting Policies and Financial Review.

Millions of dollars

December 31,	2001	2000
Assets		
Current assets:		
Cash, including time deposits of $33.7 ($61.2 in 2000)	$ 155.6	$ 229.7
Short-term investments	16.4	19.7
Receivables, less allowances of $71.1 ($69.9 in 2000) for losses and discounts	754.5	770.9
Inventories	836.7	862.4
Prepaid expenses	224.0	199.0
Total current assets	1,987.2	2,081.7
Other assets:		
Equity investments	166.1	181.4
Repair parts inventories	199.2	232.0
Prepaid pension	879.5	770.9
Insurance receivable for asbestos-related costs	37.0	200.7
Deposits, receivables, and other assets	582.4	490.6
Excess of purchase cost over net assets acquired, net of accumulated amortization of $690.0 ($597.7 in 2000)	2,995.3	3,101.0
Total other assets	4,859.5	4,976.6
Property, plant, and equipment:		
Land, at cost	168.8	165.1
Buildings and equipment, at cost:		
Buildings and building equipment	792.5	817.1
Factory machinery and equipment	4,368.9	4,301.0
Transportation, office, and miscellaneous equipment	135.7	134.5
Construction in progress	330.3	244.7
	5,796.2	5,662.4
Less accumulated depreciation	2,536.3	2,377.5
Net property, plant, and equipment	3,259.9	3,284.9
Total assets	$10,106.6	$ 10,343.2

Millions of dollars, except per share data

December 31,	2001	2000
Liabilities and Share Owners' Equity		
Current liabilities:		
Short-term loans	**$ 40.4**	$ 89.2
Accounts payable	**457.4**	522.7
Salaries and wages	**116.1**	83.8
U.S. and foreign income taxes	**12.4**	21.4
Current portion of asbestos-related liabilities	**220.0**	180.0
Other accrued liabilities	**354.4**	390.1
Long-term debt due within one year	**30.8**	30.8
Total current liabilities	**1,231.5**	1,318.0
Long-term debt	**5,329.7**	5,729.8
Deferred taxes	**465.2**	218.2
Nonpension postretirement benefits	**303.4**	296.1
Other liabilities	**386.9**	360.5
Asbestos-related liabilities	**78.8**	364.7
Commitments and contingencies		
Minority share owners' interests	**159.3**	172.9
Share owners' equity:		
Convertible preferred stock, par value $.01 per share, liquidation preference $50 per share, 9,050,000 shares authorized, issued and outstanding	**452.5**	452.5
Exchangeable preferred stock		3.4
Common stock, par value $.01 per share, 250,000,000 shares authorized, 159,411,845 shares issued and outstanding, less 12,932,897 treasury shares at December 31, 2001 (156,973,143 issued and outstanding, less 12,018,700 treasury shares at December 31, 2000)	**1.6**	1.6
Capital in excess of par value	**2,217.3**	2,205.1
Treasury stock, at cost	**(248.0)**	(242.8)
Retained earnings (deficit)	**304.7**	(30.4)
Accumulated other comprehensive income (loss)	**(576.3)**	(506.4)
Total share owners' equity	**2,151.8**	1,883.0
Total liabilities and share owners' equity	**$10,106.6**	$ 10,343.2

See accompanying Statement of Significant Accounting Policies and Financial Review.

Millions of dollars, except per share amounts

Years ended December 31,	2001	2000	1999
Convertible preferred stock			
Balance at beginning of year	$ 452.5	$ 452.5	$ 452.5
Balance at end of year	452.5	452.5	452.5
Exchangeable preferred stock			
Balance at beginning of year	3.4	4.0	18.3
Exchange of preferred stock for common stock	(3.4)	(0.6)	(14.3)
Balance at end of year	–	3.4	4.0
Common stock			
Balance at beginning of year	1.6	1.6	1.5
Exchange of preferred stock for common stock			0.1
Balance at end of year	1.6	1.6	1.6
Capital in excess of par value			
Balance at beginning of year	2,205.1	2,201.9	2,183.1
Issuance of common stock	8.8	2.6	4.6
Exchange of preferred stock for common stock	3.4	0.6	14.2
Balance at end of year	2,217.3	2,205.1	2,201.9
Treasury stock			
Balance at beginning of year	(242.8)	(225.6)	
Repurchases of common stock	(5.2)	(17.2)	(225.6)
Balance at end of year	(248.0)	(242.8)	(225.6)
Retained earnings (deficit)			
Balance at beginning of year	(30.4)	284.1	7.3
Cash dividends on convertible preferred stock — $2.375 per share	(21.5)	(21.5)	(21.5)
Net earnings (loss)	356.6	(269.7)	298.3
Net loss for the month ended December 31, 2000 for the change in the fiscal year end of certain international affiliates		(23.3)	
Balance at end of year	304.7	(30.4)	284.1
Accumulated other comprehensive income (loss)			
Balance at beginning of year	(506.4)	(368.6)	(190.7)
Foreign currency translation adjustments	(67.4)	(137.8)	(177.9)
Change in fair value of certain derivative instruments	(2.5)		
Balance at end of year	(576.3)	(506.4)	(368.6)
Total share owners' equity	$2,151.8	$ 1,883.0	$ 2,349.9
Total comprehensive income (loss)			
Net earnings (loss)	$ 356.6	$ (269.7)	$ 298.3
Foreign currency translation adjustments	(67.4)	(137.8)	(177.9)
Change in fair value of certain derivative instruments	(2.5)		
Total	$ 286.7	$ (407.5)	$ 120.4

See accompanying Statement of Significant Accounting Policies and Financial Review.

Millions of dollars

Years ended December 31,	2001	2000	1999
Operating activities:			
Earnings (loss) before extraordinary items	$ 360.7	$ (269.7)	$ 299.1
Non-cash charges (credits):			
Depreciation	403.2	412.6	403.7
Amortization of deferred costs	140.5	136.9	141.6
Deferred tax provision (credit)	227.3	(243.8)	110.8
Restructuring costs and writeoffs of certain assets	129.4	248.3	20.8
Gains on asset sales	(439.4)		(40.8)
Future asbestos-related costs		550.0	
Other	(112.3)	(104.9)	(69.8)
Change in non-current operating assets	8.0	(43.0)	(47.1)
Asbestos-related payments	(245.9)	(181.5)	(121.8)
Asbestos-related insurance proceeds	163.7	4.6	7.5
Reduction of non-current liabilities	(30.0)	(28.4)	(18.6)
Change in components of working capital	(67.1)	(116.3)	(122.4)
Cash provided by operating activities	538.1	364.8	563.0
Investing activities:			
Additions to property, plant and equipment	(531.9)	(481.4)	(650.4)
Acquisitions, net of cash acquired	(184.6)	(77.1)	(34.0)
Net cash proceeds from divestitures and other	605.3	94.4	337.1
Cash utilized in investing activities	(111.2)	(464.1)	(347.3)
Financing activities:			
Additions to long-term debt	3,899.8	619.2	617.0
Repayments of long-term debt	(4,239.6)	(516.2)	(567.1)
Decrease in short-term loans	(44.4)	(43.8)	(19.6)
Treasury shares purchased	(5.2)	(17.2)	(225.6)
Convertible preferred stock dividends	(21.5)	(21.5)	(21.5)
Issuance of common stock	2.4	2.6	4.6
Collateral deposits for certain derivative instruments	(26.1)		
Payment of finance fees and debt retirement costs	(62.1)		(1.0)
Cash provided by (utilized in) financing activities	(496.7)	23.1	(213.2)
Effect of exchange rate fluctuations on cash	(4.3)	15.6	(16.8)
Effect of change in fiscal year end for certain international affiliates		33.2	
Decrease in cash	(74.1)	(27.4)	(14.3)
Cash at beginning of year	229.7	257.1	271.4
Cash at end of year	$ 155.6	$ 229.7	$ 257.1

See accompanying Statement of Significant Accounting Policies and Financial Review.

Basis of Consolidated Statements The consolidated financial statements of Owens-Illinois, Inc. ("Company") include the accounts of its subsidiaries. Newly acquired subsidiaries have been included in the consolidated financial statements from dates of acquisition. Prior to December 2000, substantially all of the Company's consolidated foreign subsidiaries reported their results of operations on a one-month lag, which allowed additional time to compile the results. Beginning in December 2000, the one-month lag was eliminated. As a result, the December 2000 results of operations for these subsidiaries, which amounted to a net loss of $23.3 million, was recorded directly to retained earnings in December 2000.

The Company uses the equity method of accounting for investments in which it has a significant ownership interest, generally 20% to 50%. Other investments are accounted for at cost.

Nature of Operations The Company is a leading manufacturer of glass container and plastics packaging products operating in two product segments. The Company's principal product lines in the Glass Containers product segment are glass containers for the food and beverage industries. Sales of the Glass Containers product segment were 66% of the Company's 2001 consolidated sales. The Company has glass container operations located in 19 countries, while the plastics packaging products operations are located in 10 countries. The principal markets and operations for the Company's glass products are in the North America, Europe, South America, and Australia. The Company's principal product lines in the Plastics Packaging product segment include plastic containers and closures and plastic prescription containers. Major markets for the Company's plastics packaging products include the United States household products, personal care products, health care products, and food and beverage industries.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly. For further information on certain of the Company's significant estimates, see Contingencies on pages 46-47.

Cash The Company defines "cash" as cash and time deposits with maturities of three months or less when purchased.

Fair Values of Financial Instruments The carrying amounts reported for cash, short-term investments and short-term loans approximate fair value. In addition, carrying amounts approximate fair value for certain long-term debt obligations subject to frequently redetermined interest rates. Fair values for the Company's significant fixed rate debt obligations are generally based on published market quotations. Derivative financial instruments are included on the balance sheet at fair value.

Inventory Valuation The Company values most U.S. inventories at the lower of last-in, first-out (LIFO) cost or market. Other inventories are valued at the lower of standard costs (which approximate average costs) or market.

Excess of Purchase Cost Over Net Assets Acquired Through December 31, 2001, the excess of purchase cost over net assets acquired was being amortized over 40 years. The Company evaluated the recoverability of long-lived assets based on undiscounted projected cash flows, excluding interest and taxes, when factors indicate that an impairment may exist (see "New Accounting Standards").

Property, Plant, and Equipment In general, depreciation is computed using the straight-line method. Renewals and improvements are capitalized. Maintenance and repairs are expensed as incurred.

Revenue Recognition The Company recognizes sales, net of estimated discounts and allowances, when title to products is transferred to customers. Shipping and handling costs are included with manufacturing, shipping, and delivery costs.

Income Taxes on Undistributed Earnings In general, the Company plans to continue to reinvest the undistributed earnings of foreign subsidiaries and foreign corporate joint ventures accounted for by the equity method. Accordingly, taxes are provided only on that amount of undistributed earnings in excess of planned reinvestments.

Foreign Currency Translation The assets and liabilities of most affiliates and associates are translated at current exchange rates and any related translation adjustments are recorded directly in share owners' equity. For the years ended December 31, 2001, 2000, and 1999, the Company's affiliates located in Venezuela operated in a "highly inflationary" economy. As such, certain assets of these affiliates were translated at historical exchange rates and all translation adjustments are reflected in the statements of Consolidated Results of Operations. During 2002, the affiliates in Venezuela will no longer be considered operating in a "highly inflationary" economy. Assets and liabilities will be translated at current exchange rates with any related translation adjustments being recorded directly to share owners' equity.

New Accounting Standards In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" which is effective for business combinations completed after June 30, 2001. Also in July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"), which is effective for goodwill acquired after June 30, 2001. For goodwill acquired prior to June 30, 2001, FAS No. 142 will be effective for fiscal years beginning after December 15, 2001. Under FAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized but will be reviewed annually (or more frequently if impairment indicators arise) for impairment.

The Company estimates that adopting FAS No. 142 will increase 2002 earnings before the effects of the accounting change by approximately $90 million compared to 2001 results. The Company has not completed its assessment of the effects that adopting FAS No. 142 will have on the reported value of goodwill, however, the Company expects that it will record an impairment charge in 2002 in connection with adopting FAS No. 142.

Financial Review *Tabular data in millions of dollars, except share and per share amounts*

In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 144, "Accounting for the Impairmant of Disposal of Long-Lived Assets" ("FAS No. 144"). FAS No. 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS No. 121"). FAS No. 144 provides additional guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset (group) to be disposed of other than by sale (e.g. abandoned) be classifed as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as "held for sale", however it retains the fundamental provisions of FAS No. 121 related to the recognition and measurement of the impairment of long-lived assets to be "held and used." FAS No. 144 is effective for fiscal years beginning after December 15, 2001 and transition is prospective for committed disposal activities that are initiated after the effective date of FAS No. 144's initial application. The impact of adopting FAS No. 144 on the Company's reporting and disclosure is not expected to be material to the Company's financial position or results of operations.

Earnings Per Share The following table sets forth the computation of basic and diluted earnings per share:

Millions of dollars, except per share amounts

Years ended December 31,	2001	2000	1999
Numerator:			
Earnings (loss) before extraordinary items	$ 360.7	$ (269.7)	$ 299.1
Preferred stock dividends:			
Convertible	(21.5)	(21.5)	(21.5)
Exchangeable		(0.2)	(0.8)
Numerator for basic earnings (loss) per share — income (loss) available to common share owners	339.2	(291.4)	276.8
Effect of dilutive securities — preferred stock dividends			0.8
Numerator for diluted earnings (loss) per share — income (loss) available to common share owners after assumed exchanges of preferred stock for common stock	$ 339.2	$ (291.4)	$ 277.6
Denominator:			
Denominator for basic earnings (loss) per share — weighted average shares outstanding	145,456,118	145,983,475	153,803,732
Effect of dilutive securities:			
Stock options and other	199,284		649,766
Exchangeable preferred stock	5,200		755,804
Dilutive potential common shares	204,484		1,405,570
Denominator for diluted earnings (loss) per share — adjusted weighted average shares and assumed exchanges of preferred stock for common stock	145,660,602	145,983,475	155,209,302
Basic earnings (loss) per share	$ 2.33	$ (2.00)	$ 1.80
Diluted earnings (loss) per share	$ 2.33	$ (2.00)	$ 1.79

See "Convertible Preferred Stock" on pages 41-42 for additional information.

The convertible preferred stock was not included in the computation of 2001 and 1999 diluted earnings per share since the result would have been antidilutive. Options to purchase 7,776,942 and 3,357,449 weighted average shares of common stock which were outstanding during 2001 and 1999, respectively, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. For the year ended December 31, 2000, diluted earnings per share of common stock are equal to basic earnings per share of common stock due to the net loss.

Changes in Components of Working Capital Related to Operations Changes in the components of working capital related to operations (net of the effects related to acquisitions and divestitures) were as follows (certain amounts from prior year have been reclassified to conform to current year presentation):

	2001	2000	1999
Decrease (increase) in current assets:			
Short-term investments	$ 3.2	$ 10.4	$ (14.9)
Receivables	(0.2)	(43.9)	(50.2)
Inventories	43.2	(50.9)	(46.9)
Prepaid expenses	3.4	0.8	4.4
Increase (decrease) in current liabilities:			
Accounts payable	(36.1)	0.7	(7.0)
Accrued liabilities	(54.7)	(47.8)	(22.2)
Salaries and wages	12.6	(5.0)	3.2
U.S. and foreign income taxes	(38.5)	19.4	11.2
	$ (67.1)	$ (116.3)	$ (122.4)

Inventories Major classes of inventory are as follows (certain amounts from prior year have been reclassified to conform to current year presentation):

	2001	2000
Finished goods	$ 641.8	$ 651.9
Work in process	6.2	11.7
Raw materials	125.3	130.6
Operating supplies	63.4	68.2
	$ 836.7	$ 862.4

If the inventories which are valued on the LIFO method had been valued at standard costs, which approximate current costs, consolidated inventories would be higher than reported by $19.9 million and $23.0 million at December 31, 2001 and 2000, respectively.

Inventories which are valued at the lower of standard costs (which approximate average costs) or market at December 31, 2001 and 2000 were approximately $501.7 and $455.4 million, respectively.

Equity Investments Summarized information pertaining to the Company's equity associates follows:

	2001	2000
At end of year:		
Equity in undistributed earnings:		
Foreign	$ 90.0	$ 89.3
Domestic	21.6	19.0
Total	$ 111.6	$ 108.3
Equity in cumulative translation adjustment	$ (54.2)	$ (46.7)

	2001	2000	1999
For the year:			
Equity in earnings:			
Foreign	$ 7.8	$ 5.8	$ 9.5
Domestic	11.6	14.0	12.8
Total	$ 19.4	$ 19.8	$ 22.3
Dividends received	$ 18.2	$ 14.5	$ 10.1

Long-Term Debt The following table summarizes the long-term debt of the Company at December 31, 2001 and 2000:

	2001	2000
Secured Credit Agreement:		
Revolving Credit Facility:		
Revolving Loans	$ 2,410.4	
Term Loan	1,045.0	
Second Amended and Restated Credit Agreement		
Revolving Credit Facility:		
Revolving Loans		$ 2,857.0
Offshore Loans:		
Australian Dollars		
1.39 billion		775.3
British Pounds		
125.0 million		186.8
Italian Lira		
18.0 billion		8.7
Senior Notes:		
7.85%, due 2004	300.0	300.0
7.15%, due 2005	350.0	350.0
8.10%, due 2007	300.0	300.0
7.35%, due 2008	250.0	250.0
Senior Debentures:		
7.50%, due 2010	250.0	250.0
7.80%, due 2018	250.0	250.0
Other	205.1	232.8
	5,360.5	5,760.6
Less amounts due within one year	30.8	30.8
Long-term debt	$ 5,329.7	$ 5,729.8

In April 2001, certain of the Company's subsidiaries (the "Borrowers") entered into the Secured Credit Agreement (the "Agreement") with a group of banks, which expires on March 31, 2004. The Agreement provides for a $3.0 billion revolving credit facility (the "Revolving Credit Facility") and a $1.5 billion term loan (the "Term Loan"). The Agreement includes an Overdraft Account Facility providing for aggregate borrowings up to $50 million which reduce the amount available for borrowing under the Revolving Credit Facility. The Agreement also provides for the issuance of letters of credit totaling up to $500 million, which also reduce the amount available for borrowings under the Revolving Credit Facility. At December 31, 2001, the Company had unused credit of $491.4 million available under the Secured Credit Agreement.

Prior to April 2001, the Company's significant bank financing was provided under the April 1998 Second Amended and Restated Credit Agreement. The Second Amended and Restated Credit Agreement provided for a $4.5 billion revolving credit facility, which included a $1.75 billion fronted offshore loan revolving facility denominated in certain foreign currencies, subject to certain sublimits, available to certain of the Company's foreign subsidiaries. Borrowings under the Secured Credit Agreement were used to repay all amounts outstanding under, and terminate, the Second Amended and Restated Credit Agreement.

The interest rate on borrowings under the Revolving Credit Facility is, at the Borrower's option, the Base Rate or a reserve adjusted Eurodollar rate. The interest rate on borrowings under the Revolving Credit Facility also includes a margin linked to the Company's Consolidated Leverage Ratio, as defined in the Agreement. The margin is limited to ranges of 1.75% to 2.00% for Eurodollar loans and .75% to 1.00% for Base Rate loans. The interest rate on Overdraft Account loans is the Base Rate minus .50%. The weighted average interest rate on borrowings outstanding under the Revolving Credit Facility at December 31, 2001 was 4.14%. While no compensating balances are required by the Agreement, the Borrowers must pay a facility fee on the Revolving Credit Facility commitments of .50%.

The interest rate on borrowings under the Term Loan is, at the Borrowers' option, the Base Rate or a reserve adjusted Eurodollar rate. The interest rate on borrowings under the Term Loan also includes a margin of 2.50% for Eurodollar loans and 1.50% for Base Rate loans. The weighted average interest rate on borrowings outstanding under the Term Loan at December 31, 2001 was 4.50%.

Borrowings under the Agreement are secured by substantially all of the assets of the Company's domestic subsidiaries and certain foreign subsidiaries, which have a book value of approximately $3.5 billion. Borrowings are also secured by a pledge of intercompany debt and equity in most of the Company's domestic subsidiaries and certain stock of certain foreign subsidiaries.

Under the terms of the Agreement, payments for redemption of shares of the Company's common stock are subject to certain limitations. Dividend payments with respect to the Company's Preferred or Common Stock may be impacted by certain covenants. The Agreement also requires, among other things, the maintenance of certain financial ratios, and restricts the creation of liens and certain types of business activities and investments.

During January 2002, a subsidiary of the Company completed a $1.0 billion private placement of senior secured notes. The notes bear interest at 8 7/8% and are due February 15, 2009. The notes are guaranteed by substantially all of the Company's domestic subsidiaries. The assets of substantially all of the Company's domestic subsidiaries are pledged as security for the notes. The issuing subsidiaries used the net cash proceeds from the notes to reduce the outstanding term loan under the Agreement by $980 million. As such, the Company wrote off unamortized deferred financing fees in January 2002 related to the term loan and recorded an extraordinary charge totaling $10.9 million less applicable income taxes of $4.2 million. The indenture for the notes restricts, among other things, the ability of the Company and its restricted subsidiaries to borrow money, pay dividends on, or redeem or repurchase stock, make investments, create liens, enter into certain transactions with affiliates, and sell certain assets or merge with or into other companies.

During the second quarter of 2001, the Company sought and received consent from the holders of a majority of the principal amount of each of its six series of senior notes and debentures to amend the indenture governing those securities. The amendments implement a previously announced offer by the Company and two of its principal subsidiaries to secure the Company's obligations under the indentures and the securities with a second lien on the intercompany debt and capital stock held by the two principal subsidiaries that own its glass container and plastics packaging businesses. In addition, the amendments also implemented a previously announced offer by the two principal subsidiaries to guarantee the senior notes and debentures on a subordinated basis.

Annual maturities for all of the Company's long-term debt through 2006 are as follows: 2002, $30.8 million; 2003, $43.4 million; 2004, $2,807.4 million; 2005, $421.1 million; and 2006, $5.2 million. These maturities reflect the issuance of the senior secured notes in January 2002 as noted above.

Interest paid in cash aggregated $424.7 million for 2001, $467.6 million for 2000, and $388.1 million for 1999.

Fair values at December 31, 2001, of the Company's significant fixed rate debt obligations are as follows:

	Principal Amount (millions of dollars)	Indicated Market Price	Fair Value (millions of dollars)
Senior notes:			
7.85%	$ 300.0	$ 95.70	$ 287.1
7.15%	350.0	92.71	324.5
8.10%	300.0	91.87	275.6
7.35%	250.0	88.38	221.0
Senior Debentures:			
7.50%	250.0	90.47	226.2
7.80%	250.0	84.29	210.7

Financial Information for Subsidiary Guarantors and Non-Guarantors Two subsidiaries of the Company have guaranteed fully and unconditionally, on a joint and several basis, the six series of senior notes and debentures issued by the Company. The Company has included audited consolidating condensed financial statements based on the Company's understanding of the Securities and Exchange Commission's interpretation and application of Rule 3-10 of the Securities and Exchange Commission's Regulation S-X and Staff Accounting Bulletin No. 53 in its December 31, 2001 Form 10-K, filed with the Securities and Exchange Commission.

Operating Leases Rent expense attributable to all operating leases was $95.0 million in 2001, $77.8 million in 2000, and $73.7 million in 1999. Minimum future rentals under operating leases are as follows: 2002, $62.0 million; 2003, $50.6 million; 2004, $37.9 million; 2005, $31.6 million; and 2006, $25.5 million; and 2007 and thereafter, $35.5 million.

Foreign Currency Translation Aggregate foreign currency exchange gains (losses) included in other costs and expenses were $2.6 million in 2001, $(1.0) million in 2000, and $4.9 million in 1999.

Derivative Instruments The terms of the Company's former bank credit agreement provided for foreign currency borrowings by certain of its international affiliates. Such borrowings provided a natural hedge against a portion of the Company's investment. Under the April 2001 Secured Credit Agreement, international affiliates are only permitted to borrow in U.S. dollars. The Company's affiliates in Australia and the United Kingdom have entered into currency swaps covering their initial borrowings under the Agreement. These swaps are being used to manage the affiliates' exposure to fluctuating foreign exchange rates by swapping the principal and interest payments due under the Secured Credit Agreement.

As of December 31, 2001, the Company's affiliate in Australia has swapped $650.0 million of borrowings into $1,275.0 million Australian dollars. This swap matures on March 31, 2003, with interest resets every 90 days. The interest reset terms of the swap approximate the terms of the U.S. dollar borrowings. This derivative instrument swaps both the interest and principal from U.S. dollars to Australian dollars and also swaps the interest rate from a U.S. based rate to an Australian based rate. The Company's affiliate in the United Kingdom has swapped $200.0 million of borrowings into 139.0 million British pounds. This swap also matures on March 31, 2003, with interest resets every 90 days. This derivative instrument swaps both the interest and principal from U.S. dollars to British pounds and also swaps the interest rate from a U.S. based rate to a British based rate.

On October 1, 2001, the Company completed the acquisition of the Canadian glass container assets of Consumers Packaging Inc. for a purchase price of approximately $150 million. The Company financed this purchase through borrowings under the Secured Credit Agreement, which were transferred to Canada through intercompany loans in U.S. dollars. The Company's affiliate in Canada has entered into swap transactions to manage the affiliate's exposure to fluctuating foreign exchange rates by swapping the principal and interest portion of the intercompany loan. At December 31, 2001, the Canadian affiliate has swapped $90.0 million of borrowings into $142.0 million Canadian dollars. This swap matures on October 1, 2003. This derivative instrument swaps both the interest and principal from U.S. dollars to Canadian dollars and also swaps the interest rate from a U.S. based rate to a Canadian based rate. The affiliate has also entered into a forward hedge related to the fourth quarter interest receivable and payable related to the previous swap. The affiliate has also entered in forward hedges which effectively swap $10.0 million of borrowings into $16.0 million Canadian dollars. These hedges swap both the interest and principal from U.S. dollars to Canadian dollars and mature monthly.

The Company recognizes the above derivatives on the balance sheet at fair value. The Company accounts for the above swaps as fair value hedges. As such, the changes in the value of the swaps are included in other expense and are expected to substantially offset any exchange rate gains or losses on the related U.S. dollar borrowings. For the year ended December 31, 2001, the amount not offset was immaterial.

The Company also uses commodity futures contracts related to forecasted natural gas requirements. The objective of these futures contracts is to limit the fluctuations in prices paid and the potential volatility in earnings or cash flows from future market price movements. During 2001, the Company entered into commodity futures contracts for approximately 75% of its domestic natural gas usage (approximately 1.2 billion BTUs) through March 2002. The Company has also entered into additional contracts in 2002 with respect to its forcasted natural gas usage through the end of 2002.

The Company accounts for the above futures contracts on the balance sheet at fair value. The effective portion of changes in the fair value of a derivative that is designated as and meets the required criteria for a cash flow hedge is recorded in accumulated other comprehensive income ("OCI") and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. The ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in current earnings.

The above futures contracts are accounted for as cash flow hedges at December 31, 2001. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting anticipated cash flows of the hedged transactions. For hedged forecasted transactions, hedge accounting will be discontinued if the forecasted transaction is no longer probable to occur, and any previously deferred gains or losses will be recorded to earnings immediately.

During 2001, an unrealized net loss of $2.5 million (net of tax) related to these commodity futures contracts was included in OCI. There was no ineffectiveness recognized during the 2001.

Accumulated Other Comprehensive Income (Loss) Foreign currency translation adjustments and changes in certain derivative balances comprise accumulated other comprehensive income (loss). Changes in accumulated other comprehensive income (loss) was as follows:

	2001	2000	1999
Balance at beginning of year	**$(506.4)**	$ (368.6)	$ (190.7)
Net effect of exchange rate fluctuations	**(70.0)**	(140.6)	(175.8)
Deferred income taxes	**2.6**	2.8	(2.1)
Change in certain derivitive balances	**(2.5)**		
Balance at end of year	**$(576.3)**	$ (506.4)	$ (368.6)

The net effect of exchange rate fluctuations generally reflects changes in the relative strength of the U.S. dollar against major foreign currencies between the beginning and end of the year.

Income Taxes Deferred income taxes reflect: (1) the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (2) carryovers and credits for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows (certain amounts from prior year have been reclassified to conform to current year presentation):

	2001	2000
Deferred tax assets:		
Accrued postretirement benefits	$ 106.2	$ 103.6
Asbestos-related liabilities	104.6	190.6
U.S. federal and state tax loss carryovers	63.5	149.7
Alternative minimum tax credits	31.5	23.6
Other, principally accrued liabilities	253.9	296.3
Total deferred tax assets	559.7	763.8
Deferred tax liabilities:		
Property, plant and equipment	317.1	262.8
Prepaid pension costs	301.9	254.1
Insurance for asbestos-related costs	13.0	70.3
Inventory	37.4	42.3
Other	156.8	183.5
Total deferred tax liabilities	826.2	813.0
Net deferred tax liabilities	$ (266.5)	$ (49.2)

Deferred taxes are included in the Consolidated Balance Sheets at December 31, 2001 and 2000 as follows:

	2001	2000
Prepaid expenses	$ 198.7	$ 169.0
Deferred tax liabilities	(465.2)	(218.2)
Net deferred tax liabilities	$ (266.5)	$ (49.2)

The provision (benefit) for income taxes consists of the following:

	2001	2000	1999
Current:			
U.S. Federal	$ 8.0	$ 0.8	$ 3.8
State	19.4	2.1	2.9
Foreign	31.7	97.0	68.0
	59.1	99.9	74.7
Deferred:			
U.S. Federal	192.2	(167.4)	111.1
State	1.2	(32.9)	11.4
Foreign	33.9	(43.5)	(11.7)
	227.3	(243.8)	110.8
Total:			
U.S. Federal	200.2	(166.6)	114.9
State	20.6	(30.8)	14.3
Foreign	65.6	53.5	56.3
	$ 286.4	$ (143.9)	$ 185.5

The provision for income taxes was calculated based on the following components of earnings (loss) before income taxes:

	2001	2000	1999
Domestic	$ 516.8	$ (566.0)	$ 320.9
Foreign	150.4	174.4	176.9
	$ 667.2	$ (391.6)	$ 497.8

Income taxes paid (received) in cash were as follows:

	2001	2000	1999
Domestic	$ 8.1	$ (0.7)	$ 11.0
Foreign	52.1	46.4	51.5
	$ 60.2	$ 45.7	$ 62.5

A reconciliation of the provision (benefit) for income taxes based on the statutory U.S. Federal tax rate of 35% to the provision for income taxes is as follows (certain amounts for the 2000 and 1999 presentations have been reclassified to conform to the 2001 presentation):

	2001	2000	1999
Pretax earnings at statutory U.S. Federal tax rate	$ 233.5	$ (137.1)	$ 174.2
Increase (decrease) in provision for income taxes due to:			
Amortization of goodwill	31.5	33.0	33.1
State taxes, net of federal benefit	12.7	(19.5)	9.3
International adjustments	(2.7)	(7.8)	(11.7)
Adjustment for non-U.S. tax law changes	6.0	(9.3)	
Other items	5.4	(3.2)	(19.4)
Provision (credit) for income taxes	$ 286.4	$ (143.9)	$ 185.5
Effective tax rate	42.9%	36.7%	37.3%

At December 31, 2001, the Company had unused net operating losses and research tax credits expiring from 2007 to 2021.

The Company also has unused alternative minimum tax credits which do not expire and will be available to offset future U.S. Federal income tax.

At December 31, 2001, the Company's equity in the undistributed earnings of foreign subsidiaries for which income taxes had not been provided approximated $562.6 million. It is not practicable to estimate the U.S. and foreign tax which would be payable should these earnings be distributed.

Convertible Preferred Stock Annual cumulative dividends of $2.375 per share accruing from the date of issuance are payable in cash quarterly. The convertible preferred stock is convertible at the option of the holder at any time, unless previously redeemed, into shares of common stock of the Company at an initial conversion rate of 0.9491 shares of common stock for each share of convertible stock, subject to adjustment based on certain events. The convertible preferred stock may be redeemed only in shares of common stock of the Company at the option of the Company at predetermined redemption prices plus accrued and unpaid dividends, if any, to the redemption date.

Holders of the convertible preferred stock have no voting rights, except as required by applicable law and except that among other things, whenever accrued and unpaid dividends on the convertible preferred stock are equal to or exceed the equivalent of six quarterly dividends payable on the convertible preferred stock such holders will be entitled to elect two directors to the Company's board of directors until the dividend arrearage has been paid or amounts have been set apart for such payment. In addition, certain changes that would be materially adverse to the rights of holders of the convertible preferred stock cannot be made without the vote of holders of two-thirds of the outstanding convertible preferred stock. The convertible preferred stock is senior to the common stock with respect to dividends and liquidation events.

Stock Options The Company has three nonqualified stock option plans: (1) 1991 Stock Option Plan for Key Employees of Owens-Illinois, Inc.; (2) 1994 Stock Option Plan for Directors of Owens-Illinois, Inc. and (3) 1997 Equity Participation Plan of Owens-Illinois, Inc. No options may be exercised in whole or in part during the first year after the date granted. In general, subject to accelerated exercisability provisions related to the performance of the Company's common stock or change of control, 50% of the options become exercisable on the fifth anniversary of the date of the option grant, with the remaining 50% becoming exercisable on the sixth anniversary date of the option grant. In general, options expire following termination of employment or the day after the tenth anniversary date of the option grant.

All options have been granted at prices equal to the market price of the Company's common stock on the date granted. Accordingly, the Company recognizes no compensation expense related to the stock option plans. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as allowed by SFAS No. 123, pro forma net income and earnings per share would have been as follows:

	2001	2000	1999
Net income (loss):			
As reported	**$ 356.6**	$(269.7)	$ 298.3
Pro forma	**347.7**	(277.7)	291.4
Basic earnings (loss) per share:			
As reported	**2.30**	(2.00)	1.79
Pro forma	**2.24**	(2.05)	1.75
Diluted earnings (loss) per share:			
As reported	**2.30**	(2.00)	1.78
Pro forma	**2.24**	(2.05)	1.74

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
Expected life of options	**5 years**	5 years	5 years
Expected stock price volatility	**69.8%**	62.9%	36.5%
Risk-free interest rate	**4.85%**	6.60%	5.10%
Expected dividend yield	**0.00%**	0.00%	0.00%

Stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding at January 1, 1999	4,783,757	$ 27.33	
Granted	1,786,510	23.94	$ 9.68
Exercised	(157,420)	8.15	
Cancelled	(91,813)	33.31	
Options outstanding at December 31, 1999	6,321,034	26.76	
Granted	1,778,190	13.50	$ 8.01
Exercised	(10,350)	12.18	
Cancelled	(218,435)	27.61	
Options outstanding at December 31, 2000	7,870,439	23.76	
Granted	1,728,800	5.69	$ 3.50
Cancelled	(178,950)	20.29	
Options outstanding at **December 31, 2001**	**9,420,289**	**$ 20.51**	
Options exercisable at:			
December 31, 2001	**1,848,826**	**$ 15.96**	
December 31, 2000	1,949,726	$ 16.03	
December 31, 1999	1,992,136	$ 15.89	
Shares available for option grant at:			
December 31, 2001	**1,521,641**		
December 31, 2000	4,585,996		
December 31, 1999	6,217,087		

The following table summarizes significant option groups outstanding at December 31, 2001, and related weighted average price and life information:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 5.69 to $16.50	**5,023,212**	**6.7**	**$10.67**	**1,562,522**	**$13.01**
$23.94 to $31.63	**2,726,510**	**6.6**	**$26.91**	**259,737**	**$31.63**
$31.64 to $41.50	**1,670,567**	**6.4**	**$39.66**	**26,567**	**$36.31**
	9,420,289			**1,848,826**	

Pension Benefit Plans Net credits to results of operations for all of the Company's pension plans and certain deferred compensation arrangements amounted to $83.4 million in 2001, $88.6 million in 2000, and $58.6 million in 1999.

On October 1, 2001, the Company completed the acquisition of the Canadian glass container assets of Consumers Packaging Inc. As part of the transaction, the Company assumed certain of the pension liabilities of Consumers Packaging. The information below includes the activity of these pension plans from October 1, 2001 through December 31, 2001.

The Company has pension plans covering substantially all employees located in the United States, the United Kingdom, Australia, and Canada. Benefits generally are based on compensation for salaried employees and on length of service for hourly employees. The Company's policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements. The following tables relate to the Company's principal United States, United Kingdom, Australian, and Canadian pension plans.

The changes in the pension benefit obligations for the year were as follows:

	2001	2000
Obligations at beginning of year	**$ 2,388.8**	$2,286.5
Change in benefit obligations:		
Service cost	**36.6**	36.6
Interest cost	**169.3**	168.8
Actuarial loss (gain)	**(52.0)**	182.7
Special separation program benefits		92.2
Acquisitions	**179.2**	
Benefit payments	**(218.9)**	(348.1)
Other	**17.6**	(29.9)
Net increase in benefit obligations	**131.8**	102.3
Obligations at end of year	**$ 2,520.6**	$2,388.8

The changes in the fair value of the pension plans' assets for the year were as follows:

	2001	2000
Fair value at beginning of year	**$ 2,948.7**	$3,712.4
Change in fair value:		
Actual return (loss) on plan assets	**(120.6)**	(362.9)
Benefit payments	**(218.9)**	(348.1)
Transfer of assets to a special trust to fund qualified current retiree health liabilities		(38.5)
Acquisitions	**119.9**	
Other	**14.9**	(14.2)
Net decrease in fair value of assets	**(204.7)**	(763.7)
Fair value at end of year	**$ 2,744.0**	$2,948.7

The funded status of the pension plans at year end was as follows:

	2001	2000
Plan assets at fair value	**$ 2,744.0**	$2,948.7
Projected benefit obligations	**2,520.6**	2,388.8
Plan assets in excess of projected benefit obligations	**223.4**	559.9
Net unrecognized items:		
Actuarial loss	**552.2**	170.0
Prior service cost	**49.4**	41.0
	601.6	211.0
Net prepaid pension	**$ 825.0**	$ 770.9

The net prepaid pension is included in the Consolidated Balance Sheets at December 31, 2001 and 2000 as follows:

	2001	2000
Prepaid pension	**$ 879.5**	$ 770.9
Other liabilities	**(54.5)**	
	$ 825.0	$ 770.9

The components of the net pension credit for the year were as follows:

	2001	2000	1999
Service cost	**$ 36.6**	$ 36.6	$ 41.8
Interest cost	**169.3**	168.8	155.2
Expected asset return	**(311.0)**	(318.5)	(280.6)
Amortization:			
Prior service cost	**7.6**	7.9	8.1
Loss (gain)	**0.5**	(0.2)	1.1
Net amortization	**8.1**	7.7	9.2
Net credit	**$ (97.0)**	$ (105.4)	$ (74.4)

The following selected information is for plans with benefit obligations in excess of the fair value of plan assets:

	2001
Benefit obligations at the end of the year	**$ 484.7**
Fair value of plan assets at the end of the year	**$ 411.8**

The following information is for plans with accumulated benefit obligations in excess of the fair value of plan assets:

	2001
Accumulated benefit obligations at the end of the year	**$ 145.8**
Fair value of plan assets at the end of the year	**$ 131.5**

The actuarial present value of benefit obligations is based on a weighted discount rate of approximately 7.00% for 2001 and 2000. Future benefits are assumed to increase in a manner consistent with past experience of the plans, which, to the extent benefits are based on compensation, includes assumed salary increases on a weighted scale of approximately 4.75% for 2001 and 2000. The expected weighted long-term rate of return on assets was approximately 10.00% for 2001 and 2000, and 9.50% for 1999. Amortization included in net pension credits is based on the average remaining service of employees. Plan assets include marketable equity securities (which at December 31, 2001 and 2000 included 14,423,621 shares of the Company's common stock), government and corporate debt securities, real estate and commingled funds.

The Company also sponsors several defined contribution plans for all salaried and hourly U.S. employees. Participation is voluntary and participants' contributions are based on their compensation. The Company matches substantially all plan participants' contributions up to various limits. *Company contributions to these plans amounted to $9.2 million* in 2001, $10.2 million in 2000, and $10.5 million in 1999.

Postretirement Benefits Other Than Pensions The Company provides certain retiree health care and life insurance benefits covering substantially all U.S. salaried and certain hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service.

On October 1, 2001, the Company completed the acquisition of the Canadian glass container assets of Consumers Packaging Inc. The information below includes the activity of the related Canadian retiree health plan from October 1, 2001 through December 31, 2001.

The changes in the postretirement benefit obligations for the year were as follows:

	2001	2000
Obligations at beginning of year	**$ 279.5**	$ 267.5
Change in benefit obligations:		
Service cost	**1.8**	1.6
Interest cost	**20.5**	20.4
Actuarial loss	**22.1**	15.2
Curtailments		5.8
Special separation program termination benefits		2.0
Acquisition	**31.3**	
Benefit payments	**(34.0)**	(33.0)
Net change in benefit obligations	**41.7**	12.0
Obligations at end of year	**$ 321.2**	$ 279.5

The funded status of the postretirement benefit plans at year end was as follows:

	2001	2000
Accumulated postretirement benefit obligations	**$ 321.2**	$ 279.5
Net unrecognized items:		
Prior service credit	**30.6**	43.6
Actuarial loss	**(48.4)**	(27.0)
	(17.8)	16.6
Nonpension postretirement benefit obligations	**$ 303.4**	$ 296.1

The components of the net postretirement benefit cost for the year were as follows:

	2001	2000	1999
Service cost	**$ 1.8**	$ 1.6	$ 2.3
Interest cost	**20.5**	20.5	19.1
Amortization:			
Prior service cost	**(13.0)**	(13.6)	(13.7)
(Gain) loss	**0.8**	(0.1)	1.9
Net amortization	**(12.2)**	(13.7)	(11.8)
Net postretirement benefit cost	**$ 10.1**	$ 8.4	$ 9.6

Assumed health care cost inflation was based on a weighted average rate of 6.25% in 2001, declining to an ultimate rate of 6.00%. A one percentage point decrease in the rate would have decreased the accumulated postretirement benefit obligation at December 31, 2001 by $12.2 million and decreased the net postretirement benefit cost for 2001 by $0.9 million. A one percentage point increase in the rate would have increased the accumulated postretirement benefit obligation at December 31, 2001 by $14.5 million and increased the net postretirement benefit cost for 2001 by $1.0 million. The assumed weighted average discount rates used in determining the accumulated postretirement benefit obligation were 7.25% and 7.50% at December 31, 2001 and 2000, respectively. Amortization included in net postretirement benefit cost is based on the average remaining service of employees.

Benefits provided by the Company for certain of the hourly retirees are determined by collective bargaining. Most other domestic hourly retirees receive health and life insurance benefits from a multi-employer trust established by collective bargaining. Payments to the trust as required by the bargaining agreements are based upon specified amounts per hour worked and were $6.3 million in 2001, $7.5 million in 2000, and $8.0 million in 1999. Postretirement health and life benefits for retirees of foreign affiliates are generally provided through the national health care programs of the countries in which the affiliates are located.

Other Revenue Other revenue in 2001 includes a gain of $457.3 million related to the sale of the Harbor Capital Advisors business and gains totaling $13.1 million related to the sale of the Company's label business and the sale of a minerals business in Australia. Other revenue for the year ended December 31, 1999 includes gains totaling $40.8 million related to the sales of a U.S. glass container plant and a mold manufacturing business in Colombia.

Other Costs and Expenses Other costs and expenses for the year ended December 31, 2001 include pretax charges of $129.5 million related to the following: (1) net charges of $82.1 million consisting of $87.3 million for a restructuring program and impairment at certain of the Company's international and domestic operations offset by a $5.2 million reversal of a prior charge. The charge includes the impairment of assets at the Company's affiliate in Puerto Rico and the consolidation of manufacturing capacity and the closing of a facility in Venezuela. The program also includes consolidation of capacity at certain other international and domestic facilities in response to decisions about pricing and market strategy; (2) a charge of $31.0 million related to the loss on the sale of the Company's facilities in India; (3) a charge of $8.5 million for certain contingencies; and (4) a charge of $7.9 million related to restructuring manufacturing capacity in the medical devices business. The Company expects its actions related to the restructuring and impairment charges to be completed during the next several quarters.

Other costs and expenses for the year ended December 31, 2000 include: (1) $550.0 million related to adjustment of the reserve for estimated future asbestos-related indemnity payments and legal fees and (2) $248.3 million principally related to a restructuring and capacity realignment program.

The restructuring and capacity realignment program, initiated in the third quarter of 2000, includes the consolidation of manufacturing capacity and a reduction of 350 employees in the U.S. salaried work force, or about 10%, principally as a result of early retirement incentives. Also included in the program are a write-down of plant and equipment for the Company's glass container affiliate in India and certain other asset write-offs. Manufacturing capacity consolidations principally involve U.S. glass container facilities and reflect technology-driven improvements in productivity, conversions from some juice and similar products to plastic containers, Company and customer decisions regarding pricing and volume, and the further concentration of production in the most strategically-located facilities. The Company expects that it will continue to make cash payments over the next several quarters for benefits and on-going closing costs related to the closing of these facilities.

As a result of a 10% reduction of the U.S. salaried workforce in 2000, the Company recognized a settlement gain of approximately $40 million related to its defined benefit pension plan. This gain has been included in the net charge of $52.4 million for early retirement incentives and special termination benefits.

The 2000 pretax charge of $40.0 million was related to the write-down of property, plant, and equipment in India. Based on the Company's expectation of future net cash flows of its affiliate in India, the related property, plant, and equipment was written down to realizable values in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Selected information relating to the restructuring accruals follows:

	Capacity realignment	Early retirement incentives and special termination benefits	Write-down of impaired property, plant and equipment	Other, principally software write-off	Total
2000 restructuring charges	$ 122.4	$ 52.4	$ 40.0	$ 33.5	$248.3
Write-down of assets to net realizable value	(49.0)		(40.0)	(31.5)	(120.5)
Reduction of prepaid pension asset	(13.6)	(45.8)			(59.4)
Increase in nonpension postretirement benefit liability	(0.6)	(5.4)			(6.0)
Net cash paid	(1.5)	(0.4)			(1.9)
Remaining liabilities at December 31, 2000	57.7	0.8	-	2.0	60.5
Restructuring program and impairment	45.6		41.7		87.3
Reversal of second quarter restructuring charge	(5.2)				(5.2)
Medical Devices restructuring	7.9				7.9
Write-down of assets to net realizable value	(43.8)		(41.7)		(85.5)
Net cash paid	(24.7)	(0.8)			(25.5)
Remaining liabilities at December 31, 2001	**$ 37.5**	**$ –**	**$ –**	**$ 2.0**	**$ 39.5**

Capacity realignment includes charges for plant closing costs, severance benefits, and write-downs of assets for disposal or abandonment as a result of restructuring of manufacturing capacity. Write-downs of assets represent the majority of the charges for 2001.

Other costs and expenses for the year ended December 31, 1999 include charges totaling $20.8 million related principally to restructuring costs and write-offs of certain assets in Europe and South America.

Extraordinary Charges from Early Extinguishment of Debt During 2001, the Company wrote off unamortized deferred financing fees related to indebtedness repaid prior to its scheduled maturity. As a result, the Company recorded extraordinary charges totaling $6.6 million less applicable income taxes of $2.5 million. During 1999, the Company incurred redemption premiums and wrote off unamortized deferred financing fees related to indebtedness repaid prior to its scheduled maturity. As a result, the Company recorded extraordinary charges totaling $1.2 million less applicable income taxes of $0.4 million.

Contingencies The Company is one of a number of defendants (typically from 20 to 100 or more) in a substantial number of lawsuits filed in numerous state and federal courts by persons alleging bodily injury (including death) as a result of exposure to dust from asbestos fibers. From 1948 to 1958, one of the Company's former business units commercially produced and sold approximately $40 million of a high-temperature, calcium-silicate based pipe and block insulation material containing asbestos. The Company exited the pipe and block insulation business in April 1958. The traditional asbestos personal injury lawsuits and claims relating to such production and sale of asbestos material typically allege various theories of liability, including negligence, gross negligence and strict liability and seek compensatory and punitive damages in various amounts (herein referred to as "asbestos claims").

The following table shows the approximate number of plaintiffs and claimants involved in asbestos claims pending at the beginning of, disposed of and filed during, and pending at the end of, each of the years listed (eliminating duplicate filings):

	2001	2000	1999
Pending at beginning of year	**20,000**	17,000	15,000
Disposed	**24,000**	17,000	10,000
Filed	**31,000**	20,000	12,000
Pending at end of year	**27,000**	20,000	17,000

Additionally, the Company has claims-handling agreements in place with many plaintiff's counsel throughout the country. These agreements require evaluation and negotiation regarding whether particular claimants qualify under the criteria established by such agreements. The criteria for such claims include verification of a compensable illness and a reasonable probability of exposure to a product manufactured by the Company's former business unit during its manufacturing period ending in 1958. The Company believes that the bankruptcies of additional co-defendants, as discussed below, have resulted in an acceleration of the presentation and disposition of a number of claims under such agreements, which claims would otherwise have been presented and disposed of over the next several years. This acceleration is reflected in an increased number of pending asbestos claims and, to the extent disposed, contributes to an increase in asbestos-related payments which is expected to continue in the near term.

Since receiving its first asbestos claim, the Company, as of December 31, 2001, has disposed of the asbestos claims of approximately 264,000 plaintiffs and claimants at an average indemnity payment per claim of approximately $5,300. Certain of these dispositions have included deferred payment amounts payable over periods ranging from one to seven years. Deferred payments at December 31, 2001 totaled $37 million and are included in the foregoing average indemnity payment per claim. The Company's indemnity payments for these claims have varied on a per claim basis, and are expected to continue to vary considerably over time.

The Company believes that its ultimate asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty. In 1993, the Company established a liability of $975 million to cover indemnity payments and legal fees associated with the resolution of outstanding and expected future asbestos lawsuits and claims. In 1998, an additional liability of $250 million was established. During the third quarter of 2000, the Company established an additional liability of $550 million to cover the Company's estimated indemnity payments and legal fees arising from outstanding asbestos personal injury lawsuits and claims and asbestos personal injury lawsuits and claims filed in the ensuing several years. The Company's ability to reasonably estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the continued use of litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the growing number of co-defendants that have filed for bankruptcy. Since the beginning of 2000, A. P. Green Industries, Inc., Armstrong World Industries, Babcock & Wilcox, Federal-Mogul Corporation, Fibreboard Corporation, G-I Holdings (GAF), Harbison-Walker Refractories Group, Kaiser Aluminum Corporation, North American Refractories Co., Owens Corning, Pittsburgh-Corning, Plibrico Company, Porter Hayden Company, USG Corporation, W. R. Grace & Co. and several other smaller companies have sought protection under Chapter 11 of the Bankruptcy Code.

The Company has continued to monitor trends which may affect its ultimate liability and has continued to analyze the developments and variables affecting or likely to affect the resolution of pending and future asbestos claims against the Company. The Company expects that the gross amount of total asbestos-related payments will be moderately lower in 2002 compared to 2001 and will continue to decline thereafter as the number of potential claimants continues to decrease. However, the trend toward lower aggregate annual payments has not occurred as soon as had been anticipated when the additional liability was established in 2000. In addition, the number of claims and lawsuits filed against the Company has exceeded the number anticipated at that time. As a result, the Company is continuing to evaluate trends to determine whether further adjustment of the asbestos-related liabilities is appropriate. While the results of this review cannot be estimated at this time, the Company expects that an increase of the liability will be required in order to cover estimated indemnity payments and legal fees arising from asbestos personal injury lawsuits and claims filed in the next several years. Subject to the completion of this review, based on all the factors and matters relating to the Company's asbestos-related lawsuits and claims, the Company presently believes that the ultimate resolution of its asbestos-related costs and liabilities will not have a material effect on the Company's financial condition.

Other litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are nonroutine and involve compensatory, punitive or treble damage claims as well as other types of relief. The ultimate legal and financial liability of the Company in respect to the lawsuits and proceedings referred to above, in addition to other pending litigation, cannot be estimated with certainty. However, the Company believes, based on its examination and review of such matters and experience to date and subject to the matters discussed above, that such ultimate liability will not be material in relation to the Company's Consolidated Financial Statements.

Segment Information The Company operates in the rigid packaging industry. The Company has two reportable product segments within the rigid packaging industry: (1) Glass Containers and (2) Plastics Packaging. The Glass Containers segment includes operations in North America, Europe, the Asia Pacific region, and South America. The Plastics Packaging segment consists of two business units - consumer products (plastic containers and closures) and prescription products. The Other segment consists primarily of the Company's label and carriers products business unit, substantially all of which was divested in early 2001.

The Company evaluates performance and allocates resources based on earnings before interest income, interest expense, provision for income taxes, minority share owners' interests in earnings of subsidiaries, and extraordinary charges (collectively "EBIT") excluding unusual items. EBIT for product segments includes an allocation of corporate expenses based on both a percentage of sales and direct billings based on the costs of specific services provided. For the Company's U.S. pension plans, net periodic pension cost (credit) has been allocated to product segments while the related prepaid pension asset is included in the caption "Eliminations and Other Retained". Net sales as shown in the geographic segment information are based on the location of the Company's affiliate which recorded the sales.

Certain prior year amounts have been reclassified in order to conform to current year presentation.

Financial information regarding the Company's product segments is as follows:

	Glass Containers	Plastics Packaging	Other	Total Product Segments	Eliminations and Other Retained	Consolidated Totals
Net sales:						
2001	**$ 3,571.2**	**$ 1,817.5**	**$ 13.8**	**$ 5,402.5**		**$ 5,402.5**
2000	3,695.6	1,787.6	68.9	5,552.1		5,552.1
1999	3,762.6	1,686.7	73.6	5,522.9		5,522.9
EBIT, excluding unusual items:						
2001	**$ 582.5**	**$ 247.9**	**$ (8.2)**	**$ 822.2**	**$ (57.9)**	**$ 764.3**
2000	587.2	249.2	1.1	837.5	23.4	860.9
1999	582.4	277.7	9.2	869.3	5.9	875.2
Unusual items:						
2001:						
Gain on the sale of a minerals business in Australia	**$ 10.3**			**$ 10.3**		**$ 10.3**
Gain on the sale of the Company's label business			**$ 2.8**	**2.8**		**2.8**
Gain on the sale of the Company's Harbor Capital business					**$ 457.3**	**457.3**
Restructuring and impairment charges	**(64.3)**	**$ (17.8)**		**(82.1)**		**(82.1)**
Loss on the sale of the Company's facilities in India	**(31.0)**			**(31.0)**		**(31.0)**
Special employee benefit programs	**(7.6)**	**(3.5)**		**(11.1)**	**(19.8)**	**(30.9)**
Charges related to certain contingencies		**(8.5)**		**(8.5)**		**(8.5)**
Restructuring manufacturing capacity in the medical devices business			**(7.9)**	**(7.9)**		**(7.9)**
2000:						
Adjustment of reserve for estimated future asbestos- related costs					$ (550.0)	$ (550.0)
Charges related to consolidation of manufacturing capacity	$ (120.4)	$ (2.0)		$ (122.4)		(122.4)
Charges related to early retirement incentives and special termination benefits	(22.0)	(9.2)		(31.2)	(21.2)	(52.4)
Charges related to impairment of property, plant and equipment in India	(40.0)			(40.0)		(40.0)
Other charges, principally related to the write-off of software	(3.6)			(3.6)	(29.9)	(33.5)
1999:						
Gains related to the sales of two manufacturing facilities	40.8			40.8		40.8
Charges related principally to restructuring costs and write-offs of certain assets in Europe and South America	(20.8)			(20.8)		(20.8)
Depreciation and amortization expense:						
2001	**$ 342.8**	**$ 181.8**	**$ 6.0**	**$ 530.6**	**$ 13.1**	**$ 543.7**
2000	346.2	177.3	6.4	529.9	19.6	549.5
1999	348.8	173.0	6.5	528.3	17.0	545.3
Total assets:						
2001	**$ 5,579.5**	**$ 3,355.0**	**$ 34.9**	**$ 8,969.4**	**$ 1,137.2**	**$10,106.6**
2000	5,633.8	3,398.4	117.0	9,149.2	1,194.0	10,343.2
1999	6,016.8	3,399.5	109.3	9,525.6	1,230.7	10,756.3
Capital expenditures (1):						
2001	**$ 351.3**	**$ 177.2**	**$ 0.5**	**$ 529.0**	**$ 2.9**	**$ 531.9**
2000	290.9	184.9	2.4	478.2	3.2	481.4
1999	428.4	212.3	3.4	644.1	6.3	650.4

(1) Excludes property, plant and equipment acquired through acquisitions.

Financial information regarding the Company's geographic segments is as follows:

	North America	Europe	Asia Pacific	South America	Total Geographic Segments
Net sales:					
2001	**$ 3,301.1**	**$ 913.0**	**$ 660.6**	**$ 527.8**	**$ 5,402.5**
2000	3,390.5	896.9	760.0	504.7	5,552.1
1999	3,319.4	968.8	814.9	419.8	5,522.9
EBIT, excluding unusual items:					
2001	**$ 535.8**	**$ 91.8**	**$ 102.2**	**$ 92.4**	**$ 822.2**
2000	555.3	81.8	123.9	76.5	837.5
1999	601.7	101.2	135.1	31.3	869.3
Unusual items:					
2001:					
Gain on the sale of a minerals business in Australia			**$ 10.3**		**$ 10.3**
Gain on the sale of the Company's label business	**$ 2.8**				**2.8**
Restructuring and impairment charges	**(51.0)**	**$ (7.1)**	**(0.8)**	**$ (23.2)**	**(82.1)**
Loss on the sale of the Company's facilities in India			**(31.0)**		**(31.0)**
Special employee benefit programs	**(7.9)**	**(0.7)**	**(2.3)**	**(0.2)**	**(11.1)**
Charges related to certain contingencies	**(8.5)**				**(8.5)**
Restructuring manufacturing capacity in the medical devices business	**(7.9)**				**(7.9)**
Unusual items:					
2000:					
Charges related to consolidation of manufacturing capacity	(126.0)			3.6	(122.4)
Charges related to early retirement incentives and special termination benefits	(31.2)				(31.2)
Charges related to impairment of property, plant, and equipment in India			(40.0)		(40.0)
Other				(3.6)	(3.6)
1999:					
Gains related to the sales of two manufacturing facilities	30.8			10.0	40.8
Charges related principally to restructuring costs and write-offs of certain assets in Europe and South America		(10.8)		(10.0)	(20.8)

The Company's net fixed assets by geographic segment are as follows:

	United States	Foreign	Total
2001	**$ 1,688.2**	**$ 1,571.7**	**$ 3,259.9**
2000	1,721.8	1,563.1	3,284.9
1999	1,755.0	1,689.1	3,444.1

Reconciliations to consolidated totals are as follows:

	2001	2000	1999
Revenues:			
Net sales for reportable segments	$ **5,402.5**	$ 5,552.1	$ 5,522.9
Royalties and net technical assistance	**24.6**	25.3	30.3
Equity earnings	**19.4**	19.8	22.3
Interest income	**26.9**	32.5	28.5
Other revenue	**539.9**	185.1	182.7
Total	$ **6,013.3**	$ 5,814.8	$ 5,786.7
Reconciliation of EBIT to earnings (loss) before income taxes and minority share owners' interest in earnings:			
EBIT, excluding unusual items for reportable segments	$ **822.2**	$ 837.5	$ 869.3
Unusual items excluded from reportable segment information	**(127.5)**	(197.2)	20.0
Eliminations and other retained, excluding unusual items	**(57.9)**	23.4	5.9
Unusual items excluded from eliminations and other retained:			
2001:			
Gain on the sale of the Company's Harbor Capital Advisors business	**457.3**		
Special employee benefit programs	**(19.8)**		
2000:			
Adjustment of reserve for estimated future asbestos-related costs		(550.0)	
Charges related to early retirement incentives and special termination benefits		(21.2)	
Other, principally software write-off		(29.9)	
Net interest expense	**(407.1)**	(454.2)	(397.4)
Total	$ **667.2**	$ (391.6)	$ 497.8

The following tables present selected financial data by quarter for the years ended December 31, 2001 and 2000:

	2001				
	First Quarter (a)	Second Quarter (b)	Third Quarter	Fourth Quarter (c)	Total
Net sales	$ 1,306.1	$ 1,389.8	$ 1,360.2	$ 1,346.4	$ 5,402.5
Gross profit	$ 278.4	$ 306.5	$ 323.3	$ 275.9	$ 1,184.1
Earnings (loss):					
Before extraordinary item	$ 48.9	$ 247.6	$ 69.4	$ (5.2)	$ 360.7
Extraordinary charge from early extinguishment of debt, net of applicable income taxes		(4.1)			(4.1)
Net earnings (loss)	$ 48.9	$ 243.5	$ 69.4	$ (5.2)	$ 356.6
Earnings (loss) per share of common stock: (d)					
Basic:					
Before extraordinary item	$ 0.30	$ 1.67	$ 0.44	$ (0.07)	$ 2.33
Extraordinary charge		(0.03)			(0.03)
Net earnings (loss)	$ 0.30	$ 1.64	$ 0.44	$ (0.07)	$ 2.30
Diluted:					
Before extraordinary item	$ 0.30	$ 1.61	$ 0.44	$ (0.07)	$ 2.33
Extraordinary charge		(0.03)			(0.03)
Net earnings (loss)	$ 0.30	$ 1.58	$ 0.44	$ (0.07)	$ 2.30

(a) In the first quarter of 2001, the Company recorded pretax gains totaling $13.1 million ($12.0 million after tax) related to the sale of the Company's label business and the sale of a minerals business in Australia. The net aftertax effect of these items is an increase in earnings per share of $0.08 (diluted).

(b) In the second quarter of 2001, the Company recorded the following:

A pretax gain of $457.3 million ($284.4 million after tax) related to the sale of the Company's Harbor Capital Advisors business. The net aftertax effect is an increase in earnings per share of $1.96 (diluted).

Charges totaling $88.4 million ($69.2 million after tax and minority share owners' interests) for: (1) $79.9 million ($63.9 million after tax and minority share owners' interests) related to restructuring and impairment charges at certain of the Company's international glass operations, principally Venezuela and Puerto Rico, as well as certain other domestic and international operations, and (2) $8.5 million ($5.3 million after tax) for certain contingencies. The net aftertax effect of these items is a reduction in earnings per share of $0.48 (diluted).

Charges of $30.9 million ($19.4 million after tax) related to special employee benefit programs. The net aftertax effect of these items is a reduction in earnings per share of $0.13 (diluted).

A charge of $6.0 million to adjust tax liabilities in Italy as a result of recent legislation. This item is a reduction in earnings per share of $0.04 (diluted).

A net charge of $4.0 million ($2.8 million after tax) related to interest on the resolution of the transfer of pension assets and liabilities for a previous acquisition and divestiture. The net aftertax effect is a reduction in earnings per share of $0.02 (diluted).

(c) The fourth quarter of 2001 includes charges totaling $41.1 million ($37.3 million after tax) for the following: (1) $31.0 million (pretax and after tax) related to the loss on the sale of the Company's facilities in India; (2) $7.9 million ($4.9 million after tax) related to restructuring manufacturing capacity in the medical devices business; and (3) $2.2 million ($1.4 million after tax) related to restructuring initiatives at certain of the Company's Plastic Packaging facilities. The net aftertax effect of these items is a reduction in earnings per share of $0.25.

(d) Earnings per share are computed independently for each period presented. As such, the sums of the amounts calculated separately for each quarter do not equal the year-to-date amount.

	2000				
	First Quarter	Second Quarter	Third Quarter (a)	Fourth Quarter (b)	Total
Net sales	$ 1,345.6	$ 1,449.2	$ 1,430.3	$ 1,327.0	$ 5,552.1
Gross profit	$ 299.7	$ 341.6	$ 303.9	$ 247.8	$ 1,193.0
Net earnings (loss):	$ 58.7	$ 88.5	$ (449.2)	$ 32.3	$ (269.7)
Earnings (loss) per share of common stock: (c)					
Basic	$ 0.36	$ 0.57	$ (3.12)	$ 0.19	$ (2.00)
Diluted	$ 0.36	$ 0.57	$ (3.12)	$ 0.18	$ (2.00)

(a) In the third quarter of 2000, the Company recorded pretax charges totaling $798.3 million ($513.1 million after tax and minority share owners' interests) for the following: (1) $550.0 million ($342.1 million after tax) related to adjustment of the reserve for estimated future asbestos-related costs; (2) $122.4 million ($77.3 million after tax and minority share owners' interests) related to the consolidation of manufacturing capacity; (3) a net charge of $52.4 million ($32.6 million after tax) related to early retirement incentives and special termination benefits for 350 United States salaried employees; (4) $40.0 million (pretax and after tax) related to the impairment of property, plant and equipment at the Company's facilities in India; and (5) $33.5 million ($21.1 million after tax and minority share owners' interests) related principally to the write-off of software and related development costs. The net after tax effect of these items is a reduction in earnings per share of $3.51 for the third quarter.

(b) In the fourth quarter of 2000, the Company recorded a benefit of $9.3 million to adjust net income tax liabilities in Italy as a result of recent legislation. The benefit of this item on earnings per share on both a basic and diluted basis was $0.06 for the fourth quarter.

(c) Earnings per share are computed independently for each period presented. Due to the net loss for the year, the year-to-date basic earnings per share is equal to the diluted earnings per share. As such, the sums of the amounts calculated separately for each quarter do not equal the year-to-date amount.

(Dollar amounts in millions, except per share data)

Years Ended December 31,	2001	2000	1999	1998 (a)	1997 (b)
Consolidated operating results:					
Net sales	**$ 5,402.5**	$ 5,552.1	$ 5,522.9	$ 5,306.3	$ 4,658.5
Other revenue (c)	**610.8**	262.7	263.8	193.0	169.9
	6,013.3	5,814.8	5,786.7	5,499.3	4,828.4
Costs and expenses:					
Manufacturing, shipping and delivery	**4,218.4**	4,359.1	4,296.4	4,075.6	3,666.4
Research, engineering, selling, administrative and other (d)	**693.7**	1,360.6	566.6	834.7	407.0
Earnings before interest expense and items below	**1,101.2**	95.1	923.7	589.0	755.0
Interest expense (e)	**434.0**	486.7	425.9	380.0	302.7
Earnings (loss) before items below	**667.2**	(391.6)	497.8	209.0	452.3
Provision (credit) for income taxes (f)	**286.4**	(143.9)	185.5	66.7	148.5
Minority share owners' interests in earnings of subsidiaries	**20.1**	22.0	13.2	20.2	31.4
Earnings (loss) before extraordinary items	**360.7**	(269.7)	299.1	122.1	272.4
Extraordinary charges from early extinguishment of debt, net of applicable income taxes	**(4.1)**		(0.8)	(14.1)	(104.5)
Net earnings (loss)	**$ 356.6**	$ (269.7)	$ 298.3	$ 108.0	$ 167.9
Basic earnings (loss) per share of common stock:					
Earnings (loss) before extraordinary items	**$ 2.33**	$ (2.00)	$ 1.80	$ 0.71	$ 2.03
Extraordinary charges	**(0.03)**		(0.01)	(0.09)	(0.78)
Net earnings (loss)	**$ 2.30**	$ (2.00)	$ 1.79	$ 0.62	$ 1.25
Weighted average shares outstanding (in thousands)	**145,456**	145,983	153,804	149,970	133,597
Diluted earnings (loss) per share of common stock:					
Earnings (loss) before extraordinary items	**$ 2.33**	$ (2.00)	$ 1.79	$ 0.71	$ 2.01
Extraordinary charges	**(0.03)**		(0.01)	(0.09)	(0.77)
Net earnings (loss)	**$ 2.30**	$ (2.00)	$ 1.78	$ 0.62	$ 1.24
Diluted average shares (in thousands)	**145,661**	145,983	155,209	150,944	135,676

The Company's convertible preferred stock was not included in the computation of 2001, 1999, and 1998 diluted earnings per share since the result would have been antidilutive. For the year ended December 31, 2000, diluted earnings per share of common stock are equal to basic earnings per share of common stock due to the net loss. The Company's exchangeable preferred stock was not included in the computation of 1998 diluted earnings per share since the result would have been antidilutive. Options to purchase 7,776,942, 3,357,449, 1,160,667, and 11,429, weighted average shares of common stock which were outstanding during 2001, 1999, 1998, and 1997, respectively, were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

(Dollar amounts in millions)

Years Ended December 31,	**2001**	2000	1999	1998 (a)	1997 (b)
Other data:					
The following are included in net earnings:					
Depreciation	**$ 403.2**	$ 412.6	$ 403.7	$ 358.5	$ 283.5
Amortization of excess cost and intangibles	**120.6**	126.8	132.7	98.0	55.9
Amortization of deferred finance fees (included in interest expense)	**19.9**	10.1	8.9	7.4	4.1
	$ 543.7	$ 549.5	$ 545.3	$ 463.9	$ 343.5
Balance sheet data (at end of period):					
Working capital	**$ 756**	$ 764	$ 837	$ 850	$ 604
Total assets	**10,107**	10,343	10,756	11,061	6,845
Total debt	**5,401**	5,850	5,939	5,917	3,324
Share owners' equity	**2,152**	1,883	2,350	2,472	1,342

(a) Results of operations and other data since April 1998 include the acquisition of the worldwide glass and plastics packaging businesses of BTR plc, and the related financings.

(b) Results of operations and other data since January 1997 include the acquisition of AVIR S.p.A. Also during 1997, the Company implemented a refinancing plan.

(c) Other revenue in 2001 includes: (1) a gain of $457.3 million ($284.4 million after tax) related to the sale of the Harbor Capital Advisors business and (2) gains totaling $13.1 million ($12.0 million after tax) related to the sale of the label business and the sale of a minerals business in Australia.

Other revenue in 1999 includes gains totaling $40.8 million ($23.6 million after tax and minority share owners' interests) related to the sales of a U.S. glass container plant and a mold manufacturing business in Colombia.

Other revenue in 1998 includes: (1) a gain of $18.5 million ($11.4 million after tax) related to the termination of a license agreement, net of charges for related equipment write-offs and capacity adjustments, under which the Company had produced plastic multipack carriers for beverage cans and (2) a loss of $5.7 million ($3.5 million after tax) on the sale of a discontinued operation by an equity investee.

Other revenue in 1997 includes a gain of $16.3 million (pretax and after tax) from the sale of the remaining 49% interest in Kimble Glass.

(d) Amount for 2001 includes: (1) charges of $82.1 million ($65.3 million after tax and minority share owners' interests) related to restructuring and impairment charges at certain of the Company's international glass operations, principally Venezuela and Puerto Rico, as well as certain other domestic and international operations; (2) a charge of $31.0 million (pretax and after tax) related to the loss on the sale of the Company's facilities in India; (3) charges of $30.9 million ($19.4 million after tax) related to special employee benefit programs; (4) a charge of $8.5 million ($5.3 million after tax) for certain contingencies; and (5) a charge of $7.9 million ($4.9 million after tax) related to restructuring manufacturing capacity in the medical devices business.

In 2000, the Company recorded pretax charges totaling $798.3 million ($513.1 million after tax and minority share owners' interests) for the following: (1) $550.0 million ($342.1 million after tax) related to adjustment of the reserve for estimated future asbestos-related costs; (2) $122.4 million ($77.3 million after tax and minority share owners' interests) related to the consolidation of manufacturing capacity; (3) a net charge of $52.4 million ($32.6 million after tax) related to early retirement incentives and special termination benefits for 350 United States salaried employees; (4) $40.0 million (pretax and after tax) related to the impairment of property, plant and equipment at the Company's facilities in India; and (5) $33.5 million ($21.1 million after tax and minority share owners' interests) related principally to the write-off of software and related development costs.

Amount for 1999 includes charges totaling $20.8 million ($14.0 million after tax and minority share owners' interests) related principally to restructuring costs and write-offs of certain assets in Europe and Latin America.

In 1998, the Company recorded: (1) a charge of $250.0 million ($154.4 million after tax) related to adjustment of the reserve for estimated future asbestos-related costs; (2) charges of $72.6 million ($47.4 million after tax and minority share owners' interests) related principally to a plant closing in the United Kingdom and restructuring costs at certain international affiliates; and (3) a net charge of $0.9 million ($0.6 million after tax) for the settlement of certain environmental litigation and the reduction of previously established reserves for guarantees of certain obligations of a previously divested business.

In 1997, the Company recorded charges of $14.1 million ($8.7 million after tax) principally for guarantees of certain lease obligations of a previously divested business.

(e) Amount for 2001 includes a net interest charge of $4.0 million ($2.8 million after tax) related to interest on the resolution of the transfer of pension assets and liabilities for a previous acquisition and divestiture.

(f) Amount for 2001 includes a $6.0 million charge to adjust tax liabilities in Italy as a result of recent legislation.

Amount for 2000 includes a benefit of $9.3 million to adjust net income tax liabilities in Italy as a result of recent legislation.

In 1998, the Company recorded a credit of $15.1 million to adjust net deferred income tax liabilities as a result of a reduction in Italy's statutory income tax rate.

Corporate

World Headquarters Building
Toledo, OH

Levis Development Park
Perrysburg, OH

Glass Containers

Glass containers for food, malt beverages including beer and ready-to-drink low alcohol refreshers, beverages, wine, drugs and chemicals, liquor, and other products; glass container forming machines and machine parts.

North American Operations

United States
Plants
- Atlanta, GA
- Auburn, NY
- Charlotte, MI
- Clarion, PA
- Crenshaw, PA
- Danville, VA
- Hayward, CA
- Lapel, IN
- Los Angeles, CA
- Muskogee, OK
- Oakland, CA
- Portland, OR
- Streator, IL
- Toano, VA
- Tracy, CA
- Waco, TX
- Wheat Ridge, CO (50% owned)
- Winston-Salem, NC
- Zanesville, OH

Machine Shops
- Brockway, PA
- Godfrey, IL

Puerto Rico
Owens-Illinois de Puerto Rico
- Vega Alta

Canada
Plants
- Brampton, Ontario
- Lavington, British Columbia
- Milton, Ontario
- Montreal, Quebec
- Scoudouc, New Brunswick
- Toronto, Ontario

Asia Pacific Operations

Australia
ACI Glass Packaging
Plants
- Adelaide
- Brisbane
- Melbourne
- Perth
- Sydney

Mold Shop
- Melbourne

China (People's Republic of China)
ACI Guangdong Glass Company Ltd.
- Guangzhou

ACI Shanghai Glass Company Ltd.
- Shanghai

Wuhan Owens Glass Container Company Ltd.
- Wuhan

ACI Tianjin Mould Company Ltd.
- Tianjin

Indonesia
PT Kangar Consolidated Industries
- Jakarta

New Zealand
ACI New Zealand Glass Manufacturers
- Auckland

Glass Containers (Continued)

European Operations

Czech Republic
Avirunion, a.s.
Sokolov
Teplice

Estonia
AS Jarvakandi Klaas
Jarvakandi

Finland
Karhulan Lasi Oy
Karhula

Hungary
United Hungarian Glass Containers, Kft.
Oroshaza

Italy
AVIR S.p.A. and consolidated subsidiaries
Plants
Asti
Bari
Bologna
Milan (2)
Napoli
Pordenone
Rome
Termi
Trento (2)
Treviso
Mold Shop
Napoli

Poland
Huta Szkla Jaroslaw S.A.
Jaroslaw

Huta Szkla Antoninek Sp.zo.o.
Antoninek

Spain
Vidrieria Rovira, S.A.
Barcelona

United Kingdom
United Glass Ltd.
Alloa
Harlow
Sand Plant
Devilla
Machine Shop
Birmingham

South American Operations

Brazil
Companhia Industrial Sao Paulo e Rio (CISPER)
Plants
Rio de Janeiro
Sao Paulo
Machine Shop
Manaus
Silica Sand Plant
Descalvado

Colombia
Cristaleria Peldar, S.A.
Plants
Buga
Envigado
Soacha
Zipaquira
Machine Shop
Cali
Silica Sand Plant
Zipaquira

Ecuador
Cristaleria del Ecuador, S.A.
Guayaquil

Peru
Vidrios Industriales, S.A.
Callao

Venezuela
Owens-Illinois de Venezuela, C.A.
Valencia

Fabrica de Vidrio Los Andes, C.A.
Valera

Manufacturera de Vidrios Planos, C.A.
La Victoria

Plastics Packaging

Plastics packaging for personal care, health care, household, food, beverage, automotive fluid products, chemical, and other products. Plastic containers; closures and closure systems incorporating features such as tamper evidence, child resistance, and dispensing; injection-molded containers. Prescription containers such as plastic and glass ovals, vials, rounds, squares, and ointment jars.

North American Operations

Consumer Products
United States
Baltimore, MD
Bedford, NH
Belvidere, NJ
Bowling Green, OH
Bridgeport, CT
Brookville, PA
Cartersville, GA
Chicago, IL
Cincinnati, OH
Constantine, MI
Edison, NJ
El Paso, TX
Erie, PA
Findlay, OH
Florence, KY (2)
Franklin, IN
Fremont, OH
Greenville, SC
Hamlet, NC
Harrisonburg, VA
Hazleton, PA
Henderson, NV
Kansas City, MO
Kissimmee, FL
La Mirada, CA
Modesto, CA
Nashua, NH
Rockwall, TX
Rocky Mount, NC
Rossville, GA
St. Louis, MO
Sullivan, IN
Tolleson, AZ
Vandalia, IL
Washington, NJ

Mexico
Continental PET Technologies de Mexico, Inc.
Pachuca

Regioplast, S.A. de C.V.
Mexico City

Puerto Rico
Owens-Illinois Specialty Products Puerto Rico, Inc.
Las Piedras

Mexico
Continental PET Technologies de Mexico, Inc.
Pachuca

Regioplast, S.A. de C.V.
Mexico City

Puerto Rico
Owens-Illinois Specialty Products Puerto Rico, Inc.
Las Piedras

Prescription Products
Berlin, OH

Asia Pacific Operations

Australia
Adelaide
Brisbane (3)
Berri
Drouin
Melbourne (5)
Perth (2)
Sydney (2)
Wadonga

New Zealand
Auckland
Christchurch

European Operations

Finland
Ryttylan Muovi Oy
Ryttyla

Hungary
Continental PET Technologies Hungary, Kft
Gyor

Netherlands
PET Technologies, BV
Etten-Leur

United Kingdom
PET Technologies, BV
Chalgrove

South American Operations

Brazil
Continental PET do Brasil Ltda.
Sorocaba

Venezuela
Owens-Brockway Plastics de Venezuela C.A.
Valencia

Directors

Joseph H. Lemieux
Chairman of the Board and
Chief Executive Officer

Thomas L. Young
Executive Vice President -
Administration and General Counsel

Robert J. Dineen
Chairman of the Board,
Layne Christensen Company

Edward A. Gilhuly
Member of KKR & Co. L.L.C.,
the general partner of
Kohlberg Kravis Roberts & Co., L.P.

James H. Greene, Jr.
Member of KKR & Co. L.L.C.,
the general partner of
Kohlberg Kravis Roberts & Co., L.P.

Robert J. Lanigan
Chairman Emeritus

John J. McMackin, Jr.
Member, Williams & Jensen, P.C.

Michael W. Michelson
Member of KKR & Co. L.L.C.,
the general partner of
Kohlberg Kravis Roberts & Co., L.P.

George R. Roberts
Managing Member of KKR & Co. L.L.C.,
the general partner of
Kohlberg Kravis Roberts & Co., L.P.

Officers

Joseph H. Lemieux
Chairman of the Board and
Chief Executive Officer

R. Scott Trumbull
Executive Vice President and
Chief Financial Officer

Terry L. Wilkison
Executive Vice President -
Plastics Group General Manager

Thomas L. Young
Executive Vice President -
Administration and General Counsel

John Bachey
Vice President, Glass Container
Sales and Marketing

James W. Baehren
Vice President and Director of
Finance and Corporate Secretary

Joseph V. Conda
Vice President, General Manager,
Prescription Products

L. Richard Crawford
Vice President, Global Glass
Technology

Jeffrey A. Denker
Treasurer

Larry A. Griffith
Vice President, General Manager,
Plastic Containers

W. Bruce Larsen
Vice President, General Manager,
Food and Beverage

Gerald J. Lemieux
Vice President, Corporate Strategy

Michael D. McDaniel
Vice President, General Manager,
Closure and Specialty Products

Philip McWeeny
Vice President, General Counsel -
Corporate

Gilberto Restrepo
Vice President, General Manager, Latin
American Glass Container Operations

Peter J. Robinson
Vice President, General Manager,
Asia Pacific Operations

Robert A. Smith
Vice President, General Manager,
Domestic Glass Container

Franco Todisco
Vice President, General Manager,
European Operations

Edward C. White
Vice President and Controller



R. Scott Trumbull Terry L. Wilkison Thomas L. Young

Company Information

Exchange Listings

Owens-Illinois Common Stock (symbol OI) and Owens-Illinois Convertible Preferred Stock (symbol OI.PrA) are listed on the New York Stock Exchange. Options on the Company's stock are traded on the Chicago Board Options Exchange.

Transfer Agent for Common Stock and Convertible Preferred Stock

First Chicago Trust Company of New York
a division of EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500
Phone (201) 324-0313
FCTC Website: http://www.equiserve.com
Hearing Impaired #: TDD: (201) 222-4955

Any inquiries regarding your account or certificates should be referred to First Chicago Trust Company of New York.

Trustee

7.85% Senior Notes, due 2004
7.15% Senior Notes, due 2005
8.10% Senior Notes, due 2007
7.35% Senior Notes, due 2008
7.50% Senior Debentures, due 2010
7.80% Senior Debentures, due 2018

Bank of New York
101 Barclay Street
New York, NY 10286

Annual Meeting

The annual meeting of share owners will be held at 2:00 p.m. on Wednesday, May 8, 2002, in the auditorium of the Owens-Illinois World Headquarters Building, One SeaGate, Toledo, OH.

Forms 10-K and 10-Q

The Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, filed with the Securities and Exchange Commission, may be obtained without charge by contacting:
Owens-Illinois, Inc.
Investor Relations
One SeaGate
Toledo, OH 43666
Phone (419) 247-2400

Website

For further information about Owens-Illinois, visit the Company's website at www.o-i.com.

Market for Common Stock

As shown below, the price range for the Company's Common Stock on the New York Stock Exchange, as reported by National Association of Securities Dealers, was as follows:

	2001		2000	
	High	Low	High	Low
First Quarter	9.71	5.63	24.88	13.25
Second Quarter	8.46	5.85	17.75	11.06
Third Quarter	7.90	4.03	14.38	9.00
Fourth Quarter	10.08	3.62	9.88	2.50

No dividends have been declared or paid on the common stock since the Company's initial public offering in December 1991.

Share Owners

The number of share owners of record on January 31, 2002, was 1,284. Approximately 70% of the outstanding shares were registered in the name of Depository Trust Company, or CEDE, which held such shares on behalf of 199 brokerage firms, banks, and other financial institutions. The shares attributed to these financial institutions, in turn, represented the interests of more than 25,000 beneficial owners.

Corporate Headquarters

Owens-Illinois, Inc.
One SeaGate
Toledo, OH 43666

Owens-Illinois

One SeaGate
Toledo, Ohio 43666
www.o-i.com